UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               AMENDED FORM 10-SB
                   GENERAL FORM FOR REGISTRATION OF SECURITIES

                            OF SMALL BUSINESS ISSUERS

                           Under Section 12(b) or (g)
                     of the Securities Exchange Act of 1934

               NATIONAL FRUIT AND VEGETABLE TECHNOLOGY CORPORATION
             -------------------------------------------------------
                 (Name of Small Business Issuer in its Charter)


        Nevada                                           31-1194531
---------------------------                           -----------------
(State of other jurisdiction                         (I.R.S. Employer
of incorporation or                                   Identification No.)
organization)


 210 Water Street, Baltimore, Ohio                         43105
----------------------------------                       ----------
(Address of principal executive offices)                 (Zip Code)


Issuer's Telephone number:  (740) 862-6300
                            --------------


Securities to be registered pursuant to Section 12(b) of the Act:  None


Securities to be registered pursuant to Section 12(g) of the Act:

                    Common Stock, Par Value $0.001 Per Share
                    ----------------------------------------
                                (Title of Class)



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ITEM 1.  DESCRIPTION OF BUSINESS
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(a)      Business Development

         National Fruit and Vegetable Technology Corporation (the "Company" or the "Registrant") is a Nevada corporation which was originally incorporated on December 19, 1986. The Company was authorized to issue an aggregate of 500,000,000 shares of capital stock with a par value of $0.001 per share.

         The Company is the successor to National Veg-Tec Corporation, a Nevada corporation, incorporated in September of 1983. Extensive research and development prior to the time National Veg-Tec Corporation was organized was carried on by an unincorporated joint venture consisting primarily of National Veg-Tech Corporation's original and majority shareholders. At the time National Veg-Tec Corporation was formed, it exchanged 6,941,398 shares of its $0.01 par value common stock valued at $3.00 per share for certain property, equipment and related technology owned by the unincorporated joint venture.

         During 1986, National Veg-Tec Corporation acquired all of the assets of Veg-Tec Corporation, an Ohio corporation incorporated in March of 1985, which was an affiliated entity under common control and similar ownership, by exchanging 3,506,384 shares of its $0.001 par value common stock for all of the issued and outstanding $0.01 par value common stock of Veg-Tec Corporation.

         On March 2, 1987, the Company acquired National Veg-Tec Corporation, by exchanging all of the outstanding shares of National Veg-Tec Corporation's common stock on a one-for-one basis for 49,346,828 shares of National Fruit and Vegetable Technology Corporation. As part of this transaction the company increased the number of authorized shares to 10,000,000,000.

         As of June 30, 2000, 97,802,900 shares of the Company's authorized shares of common stock were issued and outstanding.

         The majority of the Company's issued and outstanding shares of common stock is owned by Emerald Industries Corp. Emerald Industries Corp. is owned by Richard J. Cashman II the Company's Chairman of the Board, and Daniel K. Cashman, the Company's President. Richard J. Cashman II and Daniel K. Cashman also are directors of the Company. Emerald Industries Corp.'s only assets are its shares of the Company's common stock. Emerald Industries Corp. is a small business as defined in Item 10(a)(1)(iv) of Regulation S-B promulgated under the Exchange Act of 1934, as amended.

         To management's knowledge, the Company has not been subject to bankruptcy, receivership or any similar proceedings.

         The Company maintains offices at 210 Water Street, Baltimore, Ohio 43105. The Company owns substantially all of its equipment.

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(b)      Business of the Issuer

         During the last three years, and since its inception, the Company has operated in a development stage. The Company was established to market a variety of vegetables and fruits processed with a proprietary, state-of-the-art industrial microwave oven system which the Company has developed. The Company's operations to date have focused on the development of this oven and the food processing facilities which accompany the oven. The Company currently uses a 684 foot oven system which represents the culmination of 22 years of research, design and development efforts. This system is designed to operate continuously, 365 days a year, and has the capacity to process a wide variety of fruit and vegetables into convenient, nutritional and economical products without the use of any additives.

         The Company's oven is used to heat and cook fruits and vegetables. The oven uses microwave energy, a component of the electromagnetic spectrum which includes gamma and x- rays, as well as ultraviolet, visible light, infrared and sound wages. Microwaves are very short sound waves measuring from one to 100 centimeters. Radio waves, by contrast, are measured in lengths from three feet to many miles. The oven uses a device known as a magnetron to create microwave energy by transforming electrical energy into electromagnetic energy. This microwave energy broadcast into a microwave oven is absorbed readily by the water molecules in the food passing though the oven, causing the molecules to vibrate rapidly. This rapid vibration generates friction which in turn generates heat and cooks the food.

         The Company's processing technology is intended to match the ever increasing consumer demand for fresh, highly nutritious, healthful foods, free of artificial additives and preservatives. The Company has undertaken numerous taste tests of a variety of fruit and vegetable products processed in its oven system for comparison with traditional processed food products, with favorable results.

         Initially, the Company will market potato products to restaurants, fast-food restaurant chains, public school systems, hotels, colleges and universities, airlines, the military and correctional institutions. The Company intends to distribute its products through food distributors that supply restaurants and small supermarkets, and directly to large supermarket chains as well.

         To date, the Company has spent all of its efforts on the research and development of its processing systems. The Company has not operated as a commercial producer of food products as of the date of this filing.


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(1)      Principal Products

         As stated above, the Company will market potato products to restaurants, fast- food restaurant chains, public school systems, hotels, colleges and universities, airlines, the military and correctional institutions. The Company's principal products will be:

                  (a) Baked potatoes in two varieties--peeled and unpeeled;

                  (b) Mashed  potatoes  in  three   (3)  varieties--with  skins,
                      without skins and lumpy;

                  (c) French fries made from potatoes in two (2) varieties--with skins and without skins;

                  (d) Baked sweet potatoes; and

                  (e) Sweet potato fries.

         Potatoes will be purchased directly from potato growers. Semi-trailer truckloads will be delivered to the Company's processing plant where the raw material will be weighed and then dumped into a large vat of agitating water to remove sand, soil and stones, which generally accounts for 3% to 4% of each load of raw product delivered. The Company recovers the sand, soil and stones and reuses those items rather than treating them as waste. Sand and soil is bagged and will be sold to garden shops. The Company has sold such bagged sand and soil generated during the testing of its processing facilities and will continue that practice in the future during production. The Company uses the reclaimed stones as gravel for the roads on the Company's property and will continue to do so.

         Once the potatoes are initially washed, they are inspected for damage and then washed again to remove any remaining dirt. Potatoes then are roller-sized and inspected for damage, blemishes and irregular shape. Damaged and blemished potatoes will be used for cattle feed. Misshapen potatoes will be processed as mashed potatoes, small "B"-sized potatoes will be processed as sliced potatoes, and jumbo-size potatoes will be analyzed electronically to determine exact weight and size, and scanned internally for hollow-heart defects. These potatoes will then be processed with the microwave oven system into baked potatoes, or fresh packed in 5 or 10-pound consumer packs, or 50-pound cartons for the food service industry. Upon exiting the oven, products will be refrigerated or frozen, bagged, boxed and placed on pallets for shipment.

         Appropriately sized potatoes will be made into french fries. The Company has equipment in place which will produce french fries of relatively uniform sizes as desired by buyers of the Company's products.

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(2)      Distribution Methods

         The Company initially intends to develop a major presence in the local food industry market by offering convenient, high-quality, nutritious and flavorful products at competitive prices. The Company intends that its sales force, which is not yet in place, will initially target restaurants, fast-food chains, hotels, public school systems, institutions of higher education, airlines, the military and correctional institutions. Products will be shipped in semi-truckload quantities. Also, the Company intends to use a brand name in the marketing of its products. In this regard, products produced by the Company in its testing operations have received favorable reviews from the American Heart Association. The Company has received permission to use the American Heart Association's logo on the packaging for the Company's potato products.

         The Company has no experience in sales, marketing or distribution. The Company intends to market and sell certain products directly in the United States and Canada. To do so, the Company must develop a substantial sales force with technical expertise. The Company has not yet developed a marketing organization capable of attaining significant sales. Whether it can do so in the future will depend upon the Company's ability to hire and retain skilled direct sales personnel who have experience in the fruit and vegetable processing industry.

(3)      Status of Publicly Announced New Products or Services

         To date, the Company has not announced the availability of its services or products.

(4)      Competition

         The Company faces well-established and well-funded competition. The food industry is highly competitive and is characterized by the frequent introduction of new products accompanied by substantial promotional campaigns.

     Among the Company's competitors are established, conventional fruit and vegetable processors with extensive product development capacity, marketing staffs and organizations, and financial resources greatly in excess of that available to the Company. Conventional fruit and vegetable processors dominate the market. Management is confident that the Company will be able to compete effectively on the basis of superior product quality and relatively low production costs attributable to the Company's highly efficient microwave oven system. Competitors generally use traditional methods of heating fruits and vegetables such as boiling the product in water, steaming the product, heating it in convection ovens as in hot oil.


                                        5


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         Management  has visited and  studied the major  growing  regions in the
United  States  and  considers  the  grower-packer   their  largest  competitor.
Grower-packers are the main distributors and shippers of fresh produce in the United States. Large grower-packers ship up to 5,000 truckloads of produce a year, while smaller grower- packers ship between 100 to 500 truckloads per year. The Company will compete directly with the grower-packers and add value for the consumer by greatly reducing the preparation time associated with most fruit and vegetable products.

         Management believes that the Company's unique capability to offer large volumes of prepared fruit and vegetable products that are fresh, nutritious, economical and convenient to the consumer will make the Company a viable competitor in the food processing industry. Company products will be differentiated from those of the competition on the basis of taste, appearance and quality at competitive price points.

(5)      Sources  of  Raw  Materials  and  Suppliers  and  Dependence  on  Major
         Customers

         The Company will specialize in the processing of fresh fruits and vegetables. Therefore, the Company will be dependent upon a ready supply of fruits and vegetables. Should the Company have any difficulty in obtaining fresh fruits and vegetables as required in their operations, the Company could be materially and adversely affected. While management believes that there are numerous alternative suppliers (farmers) for the fruits and vegetables purchased by the Company, the loss of a supplier could disrupt the Company's operations.

         The Company will purchase a significant number of items from single suppliers- -for example, packaging supplies. While the Company believes that alternatives to these suppliers and manufacturers are readily available, the time to effect a change could adversely impact the Company's business in the short term should a change become necessary.

         The Company will use in-house produce buyers to purchase potatoes directly from growers at open-market prices, which historically range between $4.00 to $8.00 per hundred weight. The size, weight, shape, quality and appearance of raw materials will be determined upon delivery to the plant for final determination of the purchase price.

     Factors which determine the availability and price of potatoes, and most agricultural products, include weather conditions, acreage under cultivation, crop failures, plant diseases, floods, freezing and overall agricultural conditions.

     Potatoes are readily available year round due to large modern potato storage facilities, of which there is an abundance within close proximity to the Company's plant. This will obviate the necessity of the Company building storage facilities and will minimize raw material inventory needs.

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(6)      Patents, Trademarks, Licenses, etc.

         The Company may apply for United States and International patents, trademarks and copyrights in connection with certain of its products and technology. The Company currently has no patents, trademarks or copyrights. Although these types of intellectual property protection may have value, the Company believes that other factors, such as product innovations, are of more significance in the Company's industry. The Company attempts to avoid infringing patents of others by monitoring on a regular basis patents issued with respect to food processing equipment. The Company intends to license rights in connection with the development and marketing of certain of its products. These agreements generally require the Company licenser to pay a royalty based on product sales.

         The Company believes that its proprietary products and processes provide it with a key competitive advantage, but patent protection generally cannot be obtained for most of its products. The Company attempts to minimize unauthorized copying of the Company's processes by a variety of methods, however, there can be no assurance that unauthorized copying will not occur. The Company attempts, and will continue to attempt, to protect its proprietary materials and processes by relying on trade secret laws and non-disclosure and confidentiality agreements with its employees and certain other persons who have access to its proprietary materials and processes, or who have licensing or research agreements with the Company.

         The Company has not applied for any patents on its industrial microwave technology to date. However, the Company has developed certain technologies which it believes to be proprietary. Were feasible, management intends to make a number of patent applications for protection on certain of the Company's rights relating to its automated fruit and vegetable processing plant and to its industrial microwave oven technology. The Company also intends to consider application for additional patents relating to other food processing equipment.

         The Company intends to continue to seek patent protection with respect to those advances to its process resulting from its research and development efforts.

         The Company intends to rely on a combination of trade secrets, patents, trademark laws, license agreements and technical measures to protect its rights with respect to its industrial microwave oven technology. No assurance can be given that these measure will protect the Company's rights.

(7) Governmental Approval, Effect of Governmental Regulation and Costs and Effects of Compliance with Environmental Laws

                                        7


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         The  Company is  subject  to  regulation  by  federal,  state and local governmental authorities. These include: the EPA for environmental impact and, in particular, sanitary discharge; OSHA for equipment and work area safety; FDA for labeling, sanitary conditions and product contamination; USDA for grading a food inspection; state government for building codes; and local government for building codes and property zoning. The Company's operations are subject to a variety of other federal, state and local laws, such as labor, insurance, transportation and wage regulations. Compliance with all such regulations may be time-consuming and expensive and may cause delays in the ability of the Company to commence operation of the Company's fruit and vegetable processing plant.

         The Company has been approved with all the necessary permits, including all city, county, state and federal approval processes necessary to operate a food facility in the State of Ohio.

         The handling, transportation and disposal of potato wastes expose the Company to certain risks under applicable environmental laws and regulations. Although management of the Company believes its operations will be conducted in substantial compliance with, and intends to minimize its liability risk under, such laws and regulations, there can be no assurance that liability will not attach in the future due to stricter laws and regulations, stricter enforcement thereof or other currently unforeseen or unknown events. In addition, there can be no assurance that substantial costs for compliance with such laws and regulations will not be incurred in the future. Nonetheless, the Company has made every effort to reduce wastes from its processing facilities. Sand, soil and stones washed from raw product is collected and either sold or used at the Company's facilities. Potato starch produced during processing is collected and sold as well. Potato peelings and waste potatoes are disposed of as cattle feed and/or as fertilizer.

     Certain of the Company's operations are subject to federal, state and local environmental laws and regulations which impose limitations on the discharge of pollutants into the air and water and establish standards for the treatment, storage and disposal of solid wastes. The Company cannot predict with any certainty its future capital expenditure requirements for environmental compliance because ofconstantly changing standards and technology. In addition, the Company may incur liabilities in the future to regulatory agencies or private individuals for alleged environmental damage associated with waste disposal or waste material handling practices in operation of the Company's business. The Company does not currently have any insurance coverage for environmental liabilities and does not anticipate obtaining such coverage in the future.

         The Company's microwave oven system has been designed and constructed to ensure the safety of those working with and around equipment. Devices continuously monitor the system, and immediately shut it down and alert the

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operator in the unlikely event of a system malfunction.  Management is confident that its plant and technology will comply with all applicable OSHA and FCC regulations. The Company's food products will comply with all relevant USDA and FDA regulations. The entire plant facility has met all USDA, FDA, EPA, FDD and Board of Health regulations with full approval for operation.

         Management believes that it has taken into consideration all of the regulatory requirements of the Health and Safety Act of 1968. However, there is no assurance that in the future the plant may be shut down by various government regulatory agencies due to the Company's inability to comply in a timely manner to existing regulations.

         In one area, governmental regulation may have a positive impact on the Company's business. The Ohio Legislature enacted the "Buy Ohio Program", which requires all 185 state agencies to give preferential treatment to manufacturers of food products based in Ohio when making purchases. The State of Ohio annually awards contracts for the purchase of food products totaling $400 million. There are at present no potato processing plants located in Ohio. Educational and correctional institutions, as well as the military will, therefore, constitute a highly attractive initial client base. The state typically pays for food products upon delivery or within 10 days.

(8)      Research and Development in the Last Two Years

         Management of the Company has spent the vast majority of its time and efforts during the last two (2) years on the research and development of its food processing systems and acquisition of facilities and equipment. Such research and development has focused upon the development of the Company's microwave oven, but also has included the development of conveyor systems and automation which rapidly processes raw products with a minimum of damage and loss of the products. Although research and development will be an ongoing process, management believes that the Company's research and development since the Company's inception has produced an effective fruit and vegetable processing system. Management also believes that the efforts in acquiring facilities and equipment have been successful and that the Company is ready to begin production. Actual research and development costs in 1997 were $21,700. The Company had no such costs in 1998 or 1999, though significant work was done on the development of exactly how product is processed in the Company's facilities. Cumulative research and development costs during the Company's development stage, as reflected in the Company's financial statements, total $297,100, as of December 31, 1998.

(9)      Employees

         As of March 31, 2000, the Company had eleven (11) full-time employees, one (1) part- time employee and nine (9) contract consultants. None of the Company's employees or independent contractors is subject to a collective bargaining agreement and the Company believes its relations with its employees and independent contractors are good.

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(c)      Reports to Security Holders

         Prior to filing its Form 10-SB, the Company had not been required to deliver annual reports. To the extent that the Company is required to deliver annual report to security holders thought its status as reporting company, the Company shall deliver annual reports. Also, to the extent the Company is required to deliver annual reports by the rules or regulations of any exchange upon which the Company's shares are traded, the Company shall deliver annual reports. If the Company is not required to deliver annual reports, the Company will not go the expense of producing and delivering such reports. If the Company is required to deliver annual reports, they will contain audited financial statements as required.

         Prior to the filing of its Form 10-SB, the Company had not filed reports with the Securities and Exchange Commission. Now that the Company has become a reporting company, management anticipates that Forms 10K-SB, 10Q-SB and 8-K along with appropriate proxy materials will have to be filed as they come due. If the Company issues additional shares, the Company may file additional registration statements for those shares.

         The public may read and copy any materials the Company files with the Securities and Exchange Commission at the Commission's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by call the Commission at 1-800-SEC- 0330. The Commission maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the Commission. The Internet address of the Commission's site is (http://www.sec.gov).

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ITEM 2.           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                  CONDITION OR PLAN OF OPERATION
--------------------------------------------------------------------------------


         The Company has not received revenues from operation during the two-year period immediately preceding the filing of this Amended Form 10-SB.

Plan of Operation

         During the past year, the Company has focused on creating its potato processing facility. During the last quarter of 1999, the Company concentrated on enhancing the facility's automated weighing, bagging and packaging line. By the end of December 1999, the Company's entire facility ran smoothly and was able to process raw potatoes into cooked and packaged potato products. Management focused on processing potatoes into french fries and has been able to run the Company's facility all day long and process, cook, bag and store in french fry product.

         During the first quarter of 2000, the Company's operations focused on refining the packaging process. Hundreds of thousands of pounds of potatoes were processed in order to refine the packaging process. The Company was able to test different plastic bagging materials and selected the materials deemed most compatible the Company's machinery.

         During this same time, Management was able to test packaging materials with a view to increasing the "shelf life" of the processed product. The Company believes that most of its customers (restaurant chains) will desire a shelf life of 30 days. Though its testing program, the Company has been able to extend the shelf life of its products from 2 days to approximately 35 days. Optimally, the Company would like to see a shelf life of 45 days for its products. Such a goal may be limited, however, by limitations of available bagging materials. The Company is attempting to reach its shelf life goal without the use of preservatives or other chemicals which would complicate the Company's processing line.

         The Company also has been able to test boxing materials for the storage and delivery of its bagged potato products. Once suitable boxing materials were found, management designed artwork for its boxes and bags.

         First quarter efforts also were focused on reducing the number of defective fries created while processing potatoes. Management believes that by the end of March 2000 the Company was able to process potatoes in fries with a ratio of 10,000 usable fries to every 1 unusable fry. The Company hopes to improve this ratio to 100,000 to 1. Management believes that such a ratio in necessary to successfully market the Company's products.

     One of byproducts of the Company's potato processing is starch in the waste water created. The Company has created a de-starching equipment which has been added to the Company's facilities. The Company recovers the starch from the waste water and intends to sell that starch. The treated water is then reused in the processing facility. This recycling process, along with attention to recycling other wastes created, earned the Company certification by the Ohio EPA as an environmentally friendly company.

         The move to full production in 2000 has been hampered by problems with the Company's well water system. In December 1999, management noticed that a large amount of sand was coming from one of its high-volume industrial well water systems. The Company hired a professional well-testing company which determined that the sell had developed major holes in its casing and that part of the well had collapsed. The Company contracted with a well-drilling company to replace the casing and install a new deep-well filter and a new industrial high-volume pumping system. Work on this problem was not completed until May of 2000.

         During the first quarter of 2000, the Company's sales staff gave numerous tours to prospective customers. Some restaurant chains have expressed interest in test marketing the Company's products. During the second and third quarters of 2000, the Company's sales staff will attempt to enter into test marketing agreements and complete such test marketing.

         When the Company is in full operations, including a complete sales staff, management anticipates that the Company will employ approximately 32 individuals to serve as clerical and operations staff and eight (8) individuals to work as sales staff. Management expects to deliver and invoice product to restaurant customers during the third quarter of 2000.

         At the same time, management anticipates expanding processing operations. Such operations will require additional personnel to work in the Company's product control laboratory and operate the Company's processing and storage facilities. Management anticipates operating its facilities with a total of approximately 40 people, which includes sales, production and administrative personnel.

         Management of the Company has spent the vast majority of its time and efforts during the last two (2) years on the research and development of its food processing systems and acquisition of facilities and equipment. Such research and development has focused upon the development of the Company's microwave oven, but also has included the development of conveyor systems and automation which rapidly processes raw products with a minimum of damage and loss of the products. Although research and development will be an ongoing process, management believes that the Company's research and development since the Company's inception has produced an effective fruit and vegetable processing system. Management also believes that the efforts in acquiring facilities and equipment have been successful and that the Company is ready to begin production. Actual research and development costs in 1997 were $21,700. The Company had no such costs in 1998 or 1999, though significant work was done on the development of exactly how product is processed in the Company's facilities. Cumulative research and development costs during the Company's development stage, as reflected in the Company's financial statements, total $297,100, as of December 31, 1998.

         Management intends to fund operations in the third and fourth quarters of 2000 with cash on hand. If additional cash is required, the Company will obtain such cash either through conventional financing or loans from existing shareholders. Management intends to limit further private offerings of the Company's securities. Given the fact that the Company's facilities and equipment are unencumbered, management believes that continued financing will be available. Indeed, on June 21, 2000, management obtained a line of credit in the amount of $500,000 at the Fifth Third Bank in Columbus, Ohio. This line of credit is secured by the Company's accounts receivable and its inventory of processed goods. Management has the ability to draw down on this line of credit as it deems necessary. Also, management believes that it has had strong shareholder support for its operations and that any additional cash necessary to commence operations will be available. With this line of credit and shareholder support, management believes that it has the ability to fund operations during the next twelve months.

         Once operations are under way, management of the Company intends to add staff, equipment and continued research and development with revenues generated from sales. Once the Company's facilities are in full commercial production, management believes that it can satisfy the Company's cash requirements for the next 12 months with its revenues from sales.

         Nonetheless, the Company's cash flow could be negatively impacted by unforeseen events, such as the collapse of the chasing on one of Company's water wells as described above. Such events may create cash needs beyond the Company's current ability to meet such needs. In addition, the Company's ability to generate sales could be impacted upon by such factors as availability of raw potatoes and other supplies provided by third parties over which the Company has no control. Delays or failures on the part of such third-party suppliers to meet their obligations to the Company could cause the Company to fall behind in meeting any obligations it may have to its customers. Given the fact that the Company has not operated in full production with on going sales, it is difficult for management to predict with any certainty the degree to which such problems could exist and the magnitude of the impact of such problems upon the Company's ability to operate.
                                       12

--------------------------------------------------------------------------------
ITEM 3.           DESCRIPTION OF PROPERTY
--------------------------------------------------------------------------------

         (a) Principal Plants and Property and Description of Real Estate and Operating Data.

         The Company owns its 150,000 square foot plant situated on 13 acres of land in Baltimore, Ohio. The Company owns the land in fee simple title. The property is paid in full with no mortgages or liens The one-level, open-floor system results in energy savings and reduced product damage and is easy to expand, maintain and fireproof. The ceiling, floors and walls are being brought to USDA and FDA standards for the processing of fruit and vegetables. The plant will accommodate four complete microwave oven systems, has 15 loading docks, a water system capable of delivering 2,000 gallons of water per minute, and an 8,000 square foot office space. The renovations and adaptations required to bring the Company's plant into compliance with all necessary regulations and to prepare it for production have been substantially completed.

         The Company's plant is located approximately 19 miles southeast of Columbus, Ohio in Baltimore, Ohio within an 8-hour drive of a market that consumes over 26 million pounds of produce per day. The facility is just 6 miles south of a major interstate highway, affording easy access for delivery and shipment of raw materials and finished product by truck. The plant is also centrally located to a large supply of raw fruit and vegetables and management has close contacts with a significant number of growers in the region.

     In addition to the Company's 150,000 square foot plant, it has a 150,000 cubic foot freezer. The processing plant is electrically new throughout with an additional2,000 AMP service, new plumbing, air, steam well water and city water line, all new drains and new floors. The entire facility has met all USDA, FDA, EPA, FDD and Board of Health regulations with full approval for operation. The plant is fully automated with the newest Allan Bradley Technology.

         The 8,000 square foot office space has been remodeled with a conference room, marketing and sales rooms, employee training room, new men's and women's bathrooms, kitchen, break room and 12 offices.

         It is management's opinion that the Company's property is adequately covered by insurance.

(b)      Investment Policies

         The Company's plan of operations is focused on the continued development of the food processing systems described in Item 1 of this Part. Accordingly, the Company has no particular policy regarding each of the following types of investments:

         1.       Investments in real estate or interest in real estate;

         2.       Investments in real estate mortgages; or,

         3. Securities of or interests in persons primarily engaged in real estate activities.


--------------------------------------------------------------------------------
ITEM 4.           SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS
                  AND MANAGEMENT
--------------------------------------------------------------------------------

(a)      Security Ownership of Certain beneficial Owners:

         The following information sets forth certain information as of June 30, 2000 about each person who is known to the Company to be the beneficial owner of more than five percent (5%) of the Company's Common Stock:


                           (2)

(1)                Name and Address                                     (3)                            (4)
Title              of Beneficial                               Amount and Nature of               Percent of
of Class           Owner                                       Beneficial Ownership                  Class
--------           --------------------------                 ------------------------------     --------------

Common            Emerald Industries Corporation1 (1)                    51,216,880%                    52.3%
                  210 Water Street
                  Baltimore, Ohio  43105

(b)      Security Ownership of Management:

Common            Richard J. Cashman                                     51,216,880% (2)                52.3%
                  210 Water Street
                  Baltimore, Ohio   43105

Common            Daniel K. Cashman                                      51,216,880% (3)                52.3%
                  210 Water Street
                  Baltimore, Ohio   43105

Common            Mitch Adams                                                70,000                 Less than 1%
                  5607 Tara Hill Drive
                  Dublin, OH   43017

Common            Lawrence Green                                            488,000                 Less than 1%
                  120 Tuttle Rd.
                  Springfield, OH   45503

Common            Tom Heilman                                               100,000                 Less than 1%
                  130 So. Columbia
                  Columbus, OH 43209

Common            Doug Katterhenry                                          140,000                 Less than 1%
                  6464 Old Church Way
                  Reynoldsburg, OH 43068

Common            Pat Maguire                                                65,000                 Less than 1%
                  6043 Wilton House Ct.
                  New Alblany, OH 43054

Common            Kip Merriam                                                97,500                 Less than 1%
                  556 Oakwood Drive
                  Pickering, Ontario CANADA L1X 2M7

Common            Frank Moauro                                            1,314,730                 Less than 1%
                  377 Talbot Street
                  W. Leamington, Ontario CANADA N8H 4H3

Common            Tom Rainier                                               210,000                 Less than 1%
                  223 Via Napoli
                  Naples, FL   34105

Common            Dr. Harold Rinehart                                       200,000                 Less than 1%
                  1143 County Road 2256
                  Perrysville, OH    44875

Common            Philip Risinger                                          100,2000                 Less than 1%
                  Rt. 9, Box 406
                  Paris, TX   75462

                  All Directors and                                      54,002,310                     55.2%
                  Officers as a Group

----------------------------
                       1 Richard  J.  Cashman  II,  Chairman  of the Board and a
                  Director; and Daniel K. Cashman, President and a Director are the owners of the majority of shares of Emerald Industries Corporation.

                       2  Such  shares  are  beneficially  owned by  Richard  J.
                  Cashman II through his ownership and control of Emerald Industries Corporation. Emerald Industries Corporation is the owner of record of all 51,216,880 shares.

                       3  Such  shares  are  beneficially  owned by   Daniel  K.
                  Cashman through his ownership and control of Emerald Industries Corporation. Emerald Industries Corporation is the owner of record of all 51,216,880 shares.

(c)          Changes in Control:

         There is no arrangement which may result in a change in control.

--------------------------------------------------------------------------------
ITEM 5.           DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND
                  CONTROL PERSONS
--------------------------------------------------------------------------------

(a)      Directors and Executive Officers

         As of June 30, 2000, the directors and executive officers of the Company, their ages, positions in the Company, the dates of their initial election or appointment as director or executive officer, and the expiration of the terms as directors are as follows:

                                                                                                Period Served As
Name                                        Age                Position                         Officer/Director
--------                                    ---              --------------                     ------------------
Richard J. Cashman II                       48                Chairman of the                   9-15-83 to present
                                                              Board

Daniel K. Cashman                           38                President and                     9-15-83 to present
                                                              Director

Mitch Adams                                 40                Vice President                    9-20-96 to present
                                                              Of Engineering
                                                              and Director

Tom Ranier                                  44                Secretary,                       12-19-86 to present
                                                              Treasurer and
                                                              Director

Tom Heilman                                 44                Director                          9-20-96 to present

Doug Katterhenry                            56                Director                          9-20-96 to present

Patrick D. Maguire                          47                Director                             1992 to present

Clifton K. Merriam                          54                Director                             1992 to present

Frank Moauro                                75                Director                             1986 to present

Dr. Harold Rinehart                         58                Director                             1986 to present

Philip Risinger                             62                Director                          9-20-96 to present

Lawrence Green                              70                Director                          9-20-96 to present


         The Company's directors are elected at the annual meeting of stockholders and hold office until their successors are elected and qualified. The Company's officers are appointed annually by the Board of Directors and serve at the pleasure of the Board.

(b)      Business Experience:

     Richard J. Cashman II, age 48, is the Chairman of the Board and a Director of National Fruit and Vegetable Technology Corporation. Mr. Cashman attended Ohio State University in English, accounting and food science engineering. Mr. Cashman has been involved for the past 18 years in the research and development of the Company's food processing plant. He is the C.E.O. of Platinum Industries, Ltd., an industrial real estate holding company. He was a certified professional plant manager in 1996. He is the former President of Steel Parts Manufacturing, Inc., a manufacturer of U.S. Military parts from 1980 through 1985. He has developed a solid foundation of knowledge and expertise in plant operation and pioneered various new inventions for the newly emerging fresh potato processing industry.

         Daniel K. Cashman, age 38, is the President and a Director of National Fruit and Vegetable Technology Corporation. He attended Florida State University in Biological Science, University of Florida in Organic Chemistry, Ohio State in Biochemistry and University of California in Electro Magnetic Engineering. Mr. Cashman has been involved for the past ten (10) years in the research and development in high powered microwave energy to develop a new cooking system, using 915 MHz frequency, with the goal of producing fruits and vegetables of superior taste, texture, color and higher in nutritional value. He has been instrumental in the engineering, designing and building of the Company's food processing plant with freezer and a 684 foot long microwave oven system. The plant is fully automated with state-of-the-art food processing equipment. Mr. Cashman is also the President and Director of Platinum Industries, Ltd., a real estate holding company, manages 23 full- time employees and sub-contractors, reviews all corporate and executive decisions made by the Company, including those for construction, equipment, personnel and technology.

     Tom Ranier, age 45, is the Secretary, Treasurer and a Director of National Fruit and Vegetable Technology Corporation. Mr. Ranier earned a B.A. in Business Administration, Industrial Management and Management Science from Franklin University in 1981. He is employed at Watkins Printing of Columbus, Ohio. From 1985 to the present, he was the co-owner and President of Vision Printing, Inc. and Franklin Printing, Inc. also of Columbus, Ohio. Mr. Rainier is also the President and owner of Unique Industries, Inc., a sales consulting firm. From 1981 to 1984, he was a Key Accounts Representative and Sales and Marketing Director for Copco Papers, Inc. Of Columbus, Ohio.



     Mitch Adams, age 40, is Vice President of Engineering and a Director of National Fruit and Vegetable Technology Corporation. Mr. Adams attend O.I.T. in electronics and Bliss College in business finance. In 1985 he was involved in the process control for Pepsi and in 1998 he was involved in the process control for Anheuser-Busch. He is the C.E.O. and C.F.O. of Adams & Lorimer dba World Gym Health & Fitness, C.E.O. and C.F.O. for Adams & Ellison in the business of industrial controls. He manages employees and sub-contractors and reviews executive decisions, including equipment layout and process control for the Company.

     Lawrence Green, age 70, is a Director of National Fruit and Vegetable Technology Corporation. Mr. Green has been in the development of land for residential lots and is the owner of commercial buildings which he maintains. Mr. Green is also a builder and maintained the storm sewer and drainage lines for the Company. He is now retired except for his own maintenance work on his buildings. Served on National Missionary Board of Church of God with offices in Anderson, Indiana.

     Tom Heilman, age 44, is a Director of National Fruit and Vegetable Technology Corporation. Mr. Heilman is currently President of Continental Equities, Inc. He is a licensed broker/dealer. He owns and manages commercial and residential properties through Columbus and Central Ohio. He also raises equity for private placements, consulting, mergers and acquisitions.

         Doug Katterhenry, age 52, is a Director of National Fruit and Vegetable Technology Corporation. Mr. Katterhenry has a background in new production introduction and was a product engineer for Lucent Technologies.

     Patrick D. Maguire, age 47, is a Director of National Fruit and Vegetable Technology Corporation. Mr. Maguire has a B.A. from Wittenberg University in 1973 and a J.D. from Ohio Northern University in 1976. Mr. Maguire serves as a managing partner with the law firm of Maguire & Schneider in Columbus, Ohio. Previously he worked as Assistant County Prosecutor of Franklin County and with a number of Columbus law firms over the past 20 years.

     Clifton K. Merriam, age 54, is a Director of National Fruit and Vegetable Technology Corporation. Mr. Merriam has been involved with marketing and sales during the past 26 years. He currently serves with Family Trust Real Estate in Ontario, Canada.

     Frank Moauro, age 75, is a Director of National Fruit and Vegetable Technology Corporation. From 1970 to the present he has been co-owner of Moauro Farms Limited of Leamington, Ontario, a fruit and vegetable farming enterprise. He is also in the Standardbred horse business. From 1980 to the present, Mr. Moauro has been President of Glenriver Investments, a vegetable greenhouse plant. He has over 36 years experience in fruit and vegetable farming, management and sales.

     Dr. Harold Rinehart, age 59, is a Director of National Fruit and Vegetable Technology Corporation. Dr. Rinehart graduated from the National College of Chiropractic on 1963. From 1963 to the present, Dr. Rinehart has been a practicing chiropractor in Loudonville, Ohio. He is also the former President and owner of the Weight Loss and Control Center in Loudonville and the former owner and President of the H.G. Rinehart Company, a Columbus, Ohio brokerage firm.

     Philip Risinger, age 62, is a Director of National Fruit and Vegetable Technology Corporation. Mr. Risinger is a Plant Manager for Oliver Rubber Company's Paris, Texas plant.

(c)      Directors of Other Reporting Companies:

         None of the directors are directors of other reporting companies.

(d)      Employees:

         The officers and directors who are identified above are the significant employees of the Company.

(e)      Family Relationships:

         Richard J. Cashman II,  Chairman of the Board, is the brother of Daniel
         K. Cashman, President and Director.

(f)      Involvement in Certain Legal Proceedings:

         None of the officers and directors of the Company have been involved in the past five (5) years in any of the following:

         (1)         Bankruptcy proceedings;

         (2) Subject to criminal proceedings or convicted of a criminal act;

         (3)         Subject to any  order,  judgment  or decree  entered by any
                     Court  for   violating   any  laws  relating  to  business,
                     securities or banking activities; or

        (4) Subject to any order for violation of federal or state securities laws or commodities laws.

--------------------------------------------------------------------------------
ITEM 6.           EXECUTIVE COMPENSATION
--------------------------------------------------------------------------------

         The following table sets forth information about compensation paid or accrued by the Company during the years ended December 31, 1999, 1998 and 1997 to the Company's officers and directors. None of the Executive Officers of the Company earned more than $100,000 during the years ended December 31, 1999, 1998 and 1997.

                                                 Summary Compensation Table
                                                                   Long Term Compensation
                                                                   ----------------------
                             Annual Compensation         Awards                           Payouts
                           ---------------------      ------------                       ---------
                                                       (e)                 (g)
                                                     Other    (f)       Securities                 (i)
 (a)                                                 Annual  Restricted Under-        (h)         Other
Name and                             (c)       (d)   Compen- Stock      Lying         LTIP        Compen-
Principal                   (b)    Salary     Bonus  sation  Awards     Options/     Payouts      sation
Position                    Year   $          ($)     ($)     ($)       SARs(#)       ($)         ($)
--------                   ------  ------     -----  ------  -----      --------     ------       ----

Richard J. Cashman II
Chairman of                1999    $40,500  $ None  $ None  $ None     None          None        None
the Board                  1998    $29,000  $ None  $ None  $ None     None          None        None
                           1997    $40,000  $ None  $ None  $ None     None          None        None


Daniel K. Cashman
President and              1999    $24,000   $ None  $ None  $ None     None          None        None
Director                   1998    $20,500   $ None  $ None  $ None     None          None        None
                           1997    $20,000   $ None  $ None  $ None     None          None        None

Tom Ranier
Secretary,Asst.            1999    $None     $ None  $ None  $ None     None          None        None
Treasurer                  1998    $ 4,470   $ None  $ None  $ None     None          None        None
and Director               1997    $ 8,231   $ None  $ None  $ None     None          None        None

Mitch Adams
Vice President             1999    $44,000   $ None  $ None  $ None     None          None        None
Engineering                1998    $24,645   $ None  $ None  $ None     None          None        None
and Director               1997    $18,245   $ None  $ None  $ None     None          None        None

Lawrence Green
Director                   1999    $ None    $ None  $ None  $ None     None          None        None
                           1998    $ None    $ None  $ None  $ None     None          None        None
                           1997    $ None    $ None  $ None  $ None     None          None        None

Tom Heilman
Director                   1999    $ None    $ None  $ None  $ None     None          None        None
                           1998    $ None    $ None  $ None  $ None     None          None        None
                           1997    $ None    $ None  $ None  $ None     None          None        None

Doug Katterhenry
Director                   1999    $ None    $ None  $ None  $ None     None          None        None
                           1998    $ None    $ None  $ None  $ None     None          None        None
                           1997    $ None    $ None  $ None  $ None     None          None        None

Pat Maguire
Director                   1999    $ None    $ None  $ None  $ None     None          None        None
                           1998    $ None    $ None  $ None  $ None     None          None        None
                           1997    $ None    $ None  $ None  $ None     None          None        None

Clifton K. Merriam
Director                   1999    $ None    $ None  $ None  $ None     None          None        None

                           1998    $ None    $ None  $ None  $ None     None          None        None
                           1997    $ None    $ None  $ None  $ None     None          None        None

Frank Moauro
Director                   1999    $ None    $ None  $ None  $ None     None          None        None
                           1998    $ None    $ None  $ None  $ None     None          None        None
                           1997    $ None    $ None  $ None  $ None     None          None        None

Dr. Harold Rinehart
Director                   1999    $ None    $ None  $ None  $ None     None          None        None
                           1998    $ None    $ None  $ None  $ None     None          None        None
                           1997    $ None    $ None  $ None  $ None     None          None        None

Philip Risinger
Director                   1999    $ None    $ None  $ None  $ None     None          None        None
                           1998    $ None    $ None  $ None  $ None     None          None        None
                           1997    $ None    $ None  $ None  $ None     None          None        None

--------------------------------------------------------------------------------
ITEM 7.           CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
--------------------------------------------------------------------------------

         During the past two (2) years, the Company has not entered into a transaction with a value in excess of $60,000 with a director, officer or beneficial owner of 5% or more of the Company's capital stock, except as follows:

         The Company purchased food processing equipment salvaged from property owned by a corporation owned by the officers and principal shareholders of the Company, Richard J. Cashman II and Daniel K. Cashman. There were no purchases in 1998. Purchases were $122,500 in 1997. Management and the Company's Board of Directors have determined that the equipment was sold to the Company at a price that does not exceed fair market value.

         The Company rents a storage facility owned by the officers and principal beneficial shareholders of the Company, Richard J. Cashman II and Daniel K. Cashman. The lease arrangement is renewable on an annual basis. Rent expense for the facility was $200,000 in both 1999 and 1998. The outstanding balance due on such was $488,000 as of December 31, 1999 No arrangement for the payment the unpaid has been made. The Cashmans have deferred such payment pending profitable operations of the Company's facilities. There is no written lease agreement regarding the rental of the storage facility.

         On August 15, 1998, Lawrence R. Green and Arretta M. Green loaned the Company $50,000. Lawrence R. Green and Arretta M. Green are shareholders of the Company. In exchange for the loan, the Company executed a Promissory Note in the amount of $50,000 with an interest rate of 11% per annum, compounded semi-annually. The Note was due on February 15, 2000. In addition, Lawrence R. Green and Arretta M. Green have the option of accepting $25,000 plus 50,000 shares of the Company's capital stock as payment of the Note. The terms of this note have been extended for period of one year.

         On October 9, 1998, Lawrence R. Green and Arretta M. Green loaned the Company $50,000. Lawrence R. Green and Arretta M. Green are shareholders of the Company. In exchange for the loan, the Company executed a Promissory Note in the amount of $50,000 with an interest rate of 11% per annum, compounded semi-annually. The Note is for a period of 12 months and was payable on October 9, 1999. In addition, Lawrence R. Green and Arretta M. Green have the option of accepting $25,000 plus 50,000 shares of the Company's capital stock as payment of the Note.

         On November 3, 1998, Lawrence R. Green and Arretta M. Green loaned the Company $100,000. Lawrence R. Green and Arretta M. Green are shareholders of the Company. In exchange for the loan, the Company executed a Promissory Note in the amount of $100,000 with an interest rate of 11% per annum, compounded semi-annually. The Note was for a period of 24 months and is payable on November 3, 2000. In addition, Lawrence R. Green and Arretta M. Green have the option of accepting $50,000 plus 100,000 shares of the Company's capital stock as payment of the Note.

         As discussed in the notes to the Company's financial statements, the promissory notes with the shareholders listed above are all unsecured and bear interest at the rate of 11%. The $50,000 note due May, 1999 is personally guaranteed by the officers of the Company. Interest on these notes totaled $44,000 in 1999. Interest is to be paid to the shareholders with common stock of the Company at the rate of $0.50 per share. Under the terms of each note, the shareholders may choose to take principal payments in cash or 50% in cash and 50% in the Company's common stock. Assuming the stock payment was chosen for the entire amount payable, the shareholders in question would receive payments of $200,000 and 400,000 shares of common stock.

--------------------------------------------------------------------------------
ITEM 8.  LEGAL PROCEEDINGS
--------------------------------------------------------------------------------

         The Company is not a party to, and none of the Company's property is subject to, any pending or threatened legal, governmental, administrative or judicial proceedings.

--------------------------------------------------------------------------------
ITEM 9.           MARKET PRICE OF AND DIVIDENDS ON REGISTRANT'S
                  COMMON EQUITY AND RELATED SHAREHOLDER MATTERS
------------------------------------------------------------------------------


Market Information:

         The Company's common stock currently is not traded on any exchange. Management anticipates that once the Company has cleared all comments the Securities and Exchange Commission's staff has on the Company's Form10-SB registration statement, and the amendments to that registration statement, that the Company will ask a market maker member of the NASD to apply for quotation privileges for the Company's shares on the OTC Bulletin Board system. It is the Company's understanding that all such comments must be cleared and that the Company must be current on its filings with the Commission prior to applying for an OTCBB trading symbol. To date, the Company has not entered into any negotiations or arrangements to make a market for its common stock.

         There has been no market for the Company's stock in the last two years. Accordingly, the Company has no range of high and low bid prices for the Company's common stock to report.

Holders:

         There were approximately 1,447 holders of record of the Company's common stock as of June 30, 2000.

Dividends:

         The Company never has paid cash dividends on its stock and does not intend to do so in the foreseeable future. The Company currently intends to retain its earnings for the operation and expansion of its business. The Company's continued need to retain earnings for operations and expansion are likely to limit the Company's ability to pay dividends in the future.

Options and Warrants.

         There are no outstanding options or warrants to purchase additional stock of the Company.

"Penny Stock"


         The Company's common stock is a "penny stock" as defined by the rules and regulations promulgated by the Securities and Exchange Commission. Pursuant to Section 3(a)(51)(A) of the Exchange Act of 1934, as amended, any equity security is considered to be a "penny stock" unless that security is:

         - Registered and traded on a national securities exchange meeting specified SEC criteria;

         -        authorized for quotation on NASDAQ;

         -        issued by a registered investment company;

         - excluded, on the basis of price of the issuer's net tangible assets, from the definition of the term by SEC rule; or

         -        exempted from the definition by the SEC.

Currently, the Company's common stock does not fall within any of these non-penny stock categories.

         The Commission's rules and regulations imposed disclosure, reporting and other requirements on brokers-dealers in penny stock transactions. In summary, these requirements are as follows:

         Brokers and dealers, prior to effecting any penny stock transactions, must provide customers with a document that discloses the risks of investing in the penny stock market. Section 15(g)(2) requires such risk disclosure documents to:

         - contain a description of the nature and level of risk involved in the penny stock market;

         -        fully  describe  the  duties  of  the   broker-dealer  to  the
                  customer, and the rights and remedies available;

         - explain the nature of "bid" and "ask" prices in the penny stock market;

         - supply a toll-free telephone number to provide information on disciplinary histories;

         - describe all significant terms used in the risk disclosure document.

         Also, prior to the transaction the broker-dealer must obtain from the customer a manually signed and dated written acknowledgment of receipt of the disclosure document. The broker-dealers required to preserve a copy of the acknowledgment as part of its records.

         Brokers and dealers must disclose the bid and ask prices for penny stocks, the number of shares to which the prices apply, and the amount and description of any compensation received by the broker or dealer. Also, brokers and dealers are to provide each customer whose account contains penny stocks with a monthly statement indicating the market value of those stocks.

--------------------------------------------------------------------------------
ITEM 10.  RECENT SALES OF UNREGISTERED SECURITIES
--------------------------------------------------------------------------------


         In July of 1997, the Company issued 40,000 shares of its capital stock to Tom Rainier in exchange for marketing services he rendered for the Company. Such services were valued at $20,000 and the shares were issued at the rate of $0.50 per share. Such shares were issued pursuant to the exemption from registration under Section 4(2) of the Securities Act of 1933, as amended. This shareholder had toured the Company's facilities and had available information regarding the company's operations and financial status. He also had reviewed and signed a questionnaire regarding the issuance of these shares. The questionnaire indicated that the Corporation had not registered these shares, that there is not a public market for the shares and that shares cannot be sold unless there is adequate evidence that such sale will not violate federal securities laws.

         In July of 1997, the Company issued 3,900 shares of its capital stock to Jodell Thomas in exchange for general labor at the Company's facilities. Such services were valued at $1,950 and the shares were issued at the rate of $0.50 per share. Such shares were issued pursuant to the exemption from registration under Section 4(2) of the Securities Act of 1933, as amended. This shareholder had toured the Company's facilities and had available information regarding the company's operations and financial status. This shareholder also had reviewed and signed a questionnaire regarding the issuance of these shares. The questionnaire indicated that the Corporation had not registered these shares, that there is not a public market for the shares and that shares cannot be sold unless there is adequate evidence that such sale will not violate federal securities laws.

         On or about November 18, 1997, the Company issued 48,417 shares of its capital stock to Lawrence R. and Arretta M. Green in exchange for $24,209 of accrued interest on promissory notes payable to the Greens. The Company also issued 16,544 shares to the Greens in exchange for plumbing services performed for the Company. Such services were valued at $8,272. All the shares issued to the Greens on November 18, 1997 were issued at the rate of $0.50 per share. Such shares were issued pursuant to the exemption form registration under Section 4(2) of the Securities Act of 1933, as amended. These shareholders had toured the Company's facilities and had available information regarding the company's operations and financial status. They also had reviewed and signed a questionnaire regarding the issuance of these shares. The questionnaire indicated that the Corporation had not registered these shares, that there is not a public market for the shares and that shares cannot be sold unless there is adequate evidence that such sale will not violate federal securities laws.

         On or about December 3, 1997, the Company issued 48,295 shares of its capital stock to Industrial Commercial Equipment Company in exchange for services on the Company's refrigeration system. Such services were valued at $24,147.50 and shares were issued at the rate of $0.50 per share. Such shares were issued pursuant to the exemption from registration under Section 4(2) of the Securities Act of 1933, as amended. This shareholder had toured the Company's facilities and had available information regarding the company's operations and financial status. This shareholder also had reviewed and signed a questionnaire regarding the issuance of these shares. The questionnaire indicated that the Corporation had not registered these shares, that there is not a public market for the shares and that shares cannot be sold unless there is adequate evidence that such sale will not violate federal securities laws.

         On or about March 2, 1998, the Company issued 4,000 shares of its capital stock to Richard Osler in exchange for machine shop services performed by Bill Gregory. These shares were issued to Mr. Osler upon Mr. Gregory's instruction. Such services were valued at $2,000 and shares were issued at the rate of $0.50 per share. Such shares were issued pursuant to the exemption from registration under Section 4(2) of the Securities Act of 1933, as amended. This shareholder had toured the Company's facilities and had available information regarding the company's operations and financial status. He also had reviewed and signed a questionnaire regarding the issuance of these shares. The questionnaire indicated that the Corporation had not registered these shares, that there is not a public market for the shares and that shares cannot be sold unless there is adequate evidence that such sale will not violate federal securities laws.

     On or about March 2, 1998, the Company issued 17,141 shares of its capital stock to William Gregory in exchange for services he rendered in the Company's machine shop. Such services were valued at $8,574 and the shares were issued at the rate of $0.50 per share. Such shares were issued pursuant to the exemption from registration under Section 4(2) of the Securities Act of 1933, as amended. This shareholder had toured the Company's facilities and had available information regarding the company's operations and financial status. He also had reviewed and signed a questionnaire regarding the issuance of these shares. The questionnaire indicated that the Corporation had not registered these shares, that there is not a public market for the shares and that shares cannot be sold unless there is adequate evidence that such sale will not violate federal securities laws.

         On or about September 25, 1998, the Company issued 11,147 shares of its capital stock to William Gregory in exchange for services he rendered at the Company's machine shop. Such services were valued at $5,573.50 and shares were issued at the rate of $0.50 per share. Such shares were issued pursuant to the exemption from registration under Section 4(2) of the Securities Act of 1933, as amended. This shareholder had toured the Company's facilities and had available information regarding the company's operations and financial status. He also had reviewed and signed a questionnaire regarding the issuance of these shares. The questionnaire indicated that the Corporation had not registered these shares, that there is not a public market for the shares and that shares cannot be sold unless there is adequate evidence that such sale will not violate federal securities laws.

         On or about February 9, 1999, the Company issued 40,000 shares of its common stock to Lawrence R. and Arretta M. Green in exchange for sewer installation, catch basin, cement work, and well house services at the Company's operating facility. Such services were valued at $19,511 and the shares were issued at the rate of $0.50 per share. In this regard, the Green also gave the gave the Company $489.00 as additional consideration for the issuance of these shares. Such shares were issued pursuant to the exemption from registration under Section 4(2) of the Securities Act of 1933, as amended. These shareholders had toured the Company's facilities and had available information regarding the company's operations and financial status. They also had reviewed and signed a questionnaire regarding the issuance of these shares. The questionnaire indicated that the Corporation had not registered these shares, that there is not a public market for the shares and that shares cannot be sold unless there is adequate evidence that such sale will not violate federal securities laws.

         On February 9, 1999, the Company issued shares of its common stock in exchange for cash the company had previously received. Such shares were issued at the rate of $0.50 per share. Such shares were issued pursuant to the exemption from registration under Section 4(2) of the Securities Act of 1933, as amended. Listed below are the names of the shareholders and the number of shares each shareholder received in connection with the cash they gave the Company. Each of these shareholders was a shareholder of the Company prior to the issuance of these shares and each had toured the Company's facilities and had available information regarding the company's operations and financial condition. Each also had reviewed and signed a questionnaire regarding the issuance of these shares. The questionnaire indicated that the Corporation had not registered these shares, that there is not a public market for the shares and that shares cannot be sold unless there is adequate evidence that such sale will not violate federal securities laws.

Name                                Shares       Consideration
----                                ------       -------------

Norma Jean Crew                     2,000           $ 1,000
Jack and Eleanor Crew               2,000           $ 1,000
Curtis and Linda Crew               4,000           $ 2,000
Tim Ashton                         40,000           $20,000
Gerogia A. Fagan and
         Leonard L. Fagan           4,000           $ 2,000
Agnes & Alfred Heydinger           23,600           $11,800
Gregory S. Freeman                  2,000           $ 1,000
Marie T. Kebe                      10,000           $ 5,000
Randall D. Powers                   2,000           $ 1,000
Michael S. Powers                   2,000           $ 1,000
James S. Pritt &
         Kellie a. Pritt            2,000           $ 1,000
Paul & Eria Burkholder              7,000           $ 3,500
Merle L. Reich                      5,000           $ 2,500
Roger A. Wolf                       5,000           $ 2,500

         On or about February 9, 1999, the Company issued 10,000 shares of its common stock to Henry J. Sapiano, a resident of Morriston, Ontario, Canada, in exchange for $5,000 in cash. Such shares were issued at the rate of $0.50 per share. Such shares were issued pursuant to the exemption from registration under Regulation S promulgated under the Securities Act of 1933, as amended. This shareholder had available to him information regarding the company's operations and financial condition and reviewed and signed a questionnaire regarding the issuance of these shares. The questionnaire indicated that the Corporation had not registered these shares, that there is not a public market for the shares and that shares cannot be sold unless there is adequate evidence that such sale will not violate federal securities laws.

     On February 9, 1999, the Company issued shares of its common stock in exchange for cash the company had previously received. Such shares were issued at the rate of $0.50 per share. Such shares were issued pursuant to the exemption from registration under Section 4(2) of the Securities Act of 1933, as amended. Listed below are the names of the shareholders and the number of shares each shareholder received in connection with the cash they gave the Company. Each of these shareholders had toured the Company's facilities and had available information regarding the company's operations and financial condition. Each also had reviewed and signed a questionnaire regarding the issuance of these shares. The questionnaire indicated that the Corporation had not registered these shares, that there is not a public market for the shares and that shares cannot be sold unless there is adequate evidence that such sale will not violate federal securities laws.

Name                                Shares                Consideration
----                                ------                -------------

Robert E. Rausch                    20,000                   $10,000
Michael C. Miller                   5,000                    $ 2,500
Orla Fent                           10,000                   $ 5,000
Tracy & Suzanne Green               10,000                   $ 5,000
Stephen W. Morris                   11,000                   $ 5,500
Hiram M. Thurmond                   40,000                   $20,000
Bryon & Betsy Townsend              20,000                   $10,000
Paul B. Clark                       10,000                   $ 5,000
Lonnie & Natalie
         Wellmaker                  15,000                   $ 7,500
Thomas G. Wagner                    20,000                   $10,000
Carl & Jane Powers                  10,000                   $ 5,000
Dorothy Cotman                      10,000                   $ 5,000
David L. Malone                     10,000                   $ 5,000
Cynthia M. Ryan                     10,000                   $ 5,000
Roosevelt Bouie, Jr.                40,000                   $20,000
James R. Baise                      10,000                   $ 5,000
Harold W. Driscoll                  20,000                   $10,000
Brertt D. Stewart & Carolyn
         Jo Stewart                 40,000                   $20,000
Steven D. Lentz & Christine
         E. Lentz                   15,000                   $ 7,500
Boyce Eugene & Florence
         Wellmaker                  10,000                   $ 5,000
Brooker Family Trust                10,000                   $ 5,000
David P. Hilgefort                  10,000                   $ 5,000
Kyle Barrett & Amy M.
         McKinnon                   10,000                   $ 5,000
William E. Headings                 10,000                   $ 5,000
Charles Brumsted, Jr.               20,000                   $10,000
Delbert Edward Legg II              10,000                   $ 5,000
Wayne & Judith Morgan               10,000                   $ 5,000

         On or about March 26, 1999, the Company issued 8,000 shares of its common stock to Davis J. Buffenbarger in exchange for $4,000 in cash. Such shares were issued at the rate of $0.50 per share. Such shares were issued pursuant to the exemption from registration under Section 4(2) of the Securities Act of 1933, as amended. This shareholder already was a shareholders at the time these shares were issued. He had available to him information regarding the company's operations and financial status and reviewed and signed a questionnaire regarding the issuance of these shares. The questionnaire indicated that the Corporation had not registered these shares, that there is not a public market for the shares and that shares cannot be sold unless there is adequate evidence that such sale will not violate federal securities laws.

         On March 26, 1999, the Company issued shares of its common stock in exchange for cash the company had previously received. Such shares were issued at the rate of $0.50 per share. Such shares were issued pursuant to the exemption from registration under Section 4(2) of the Securities Act of 1933, as amended. Listed below are the names of the shareholders and the number of shares each shareholder received in connection with the cash they gave the Company. Each of these shareholders had toured the Company's facilities and had available information regarding the company's operations and financial status. Each also had reviewed and signed a questionnaire regarding the issuance of these shares. The questionnaire indicated that the Corporation had not registered these shares, that there is not a public market for the shares and that shares cannot be sold unless there is adequate evidence that such sale will not violate federal securities laws.

Name                                Shares                 Consideration
----                                ------                 -------------

Terry Ziesmer                       10,000                   $ 5,000
Donald & Shirley Dietschler         10,000                   $ 5,000
Christoper G. O'Leary               14,000                   $ 7,000
Howard H. Saupp                     10,000                   $ 5,000
Jane M. Ulrich                      10,000                   $ 5,000
Bruce H. Waring                     10,000                   $ 5,000
Richard & Nancy Smothers            10,000                   $ 5,000
Charles H. & Kaye
         H. Stengel                 10,000                   $ 5,000
William F. Kraft &
         Jane M. Kraft              25,000                   $12,500
Krista & Mario Valdes
         Zamora                     10,000                   $ 5,000
John S. McGranahan                  10,000                   $ 5,000
Heinz Thiemens, Werner
         Thiemens & Daniel

         Muzic                      15,000                   $7,5000
Andrew G. Hyde, G Andrew
         Platt & Edwin T.
         Hyde                       15,000                   $75,000
Anita Anne Lessard                  10,000                   $ 5,000
Joel E. Kaye, M.D.                  50,000                   $25,000
Sharon L. Buehrer                  100,000                   $50,000

     On August 24, 1999, the Company issued shares of its common stock in exchange for cash the company had previously received. Such shares were issued at the rate of $0.50 per share. Such shares were issued pursuant to the exemption from registration under Section 4(2) of the Securities Act of 1933, as amended. Listed below are the names of the shareholders and the number of shares each shareholder received in connection with the cash they gave the Company. Each of these shareholders was a shareholder of the Company prior to the issuance of these shares and each had toured the Company's facilities and had available information regarding the company's operations and financial status. Each also had reviewed and signed a questionnaire regarding the issuance of these shares. The questionnaire indicated that the Corporation had not registered these shares, that there is not a public market for the shares and that shares cannot be sold unless there is adequate evidence that such sale will not violate federal securities laws.

Name                                Shares                Consideration
----                                ------                -------------

George Ashe                         8,000                     $ 4,000
Robert P. & Mary G.
         Martino                    20,000                    $10,000
Curtis Lowden                       10,000                    $ 5,000
Brooker Family Trust                10,000                    $ 5,000
Richard A. Fraser                   10,000                    $ 5,000
Ryan & Ashley Lassiter               6,500                    $ 3,250
Jim & Sandra Lassiter               20,000                    $10,000
Stephen & Mendy Bush                 2,500                    $ 1,250
Steiner Hostetler                   10,000                    $ 5,000
Anita F. DeWeese                    10,000                    $ 5,000
Mark K. and & Bridgot K.
         Sandvik                    80,000                    $40,000
Frank J. & Bonnie
         Nelson                     20,000                    $10,000
Frank Nelson, Jr. &
         Helene Nelson              10,000                    $ 5,000
Ronald D. Snow                      10,000                    $ 5,000
Scott P. Held                        5,000                      2,500
Stephen A. Held, Jr.                 5,000                    $ 2,500
Carla D. Rice & John S.
         Kiminki                    10,000                    $ 5,000
Roman Y. Yoder                      13,000                    $ 6,500
Dennis Allossery                    10,000                    $ 5,000
Frederic B. Allyn                   10,000                    $ 5,000
Paul & Gerd Christiansen            10,000                    $ 5,000
Dennis W. Headings                  10,000                    $ 5,000
William J. Mitchell                 10,000                    $ 5,000
William E. Headings                 10,000                    $ 5,000
W. Frederic Yoder                   10,000                    $ 5,000

Name                                Shares                Consideration
----                                ------                -------------

Larry R. Youdelman                  10,000                    $ 5,000
Justin Drummond                     10,000                    $ 5,000
James W. Mitchell                   10,000                    $ 5,000
William C. & Linda
         Immerman Stoffers          10,000                    $ 5,000
Richard E. & Bette A.
         Barkdull                   10,000                    $ 5,000
Francis C. and Ida M.
         Green                       2,000                    $ 1,000
Susan G. Drummond                   50,000                    $25,000
Linda A. Seeright                   25,000                    $12,500
Kristen D. Bake                      2,000                    $ 1,000
Robert Davis                         2,000                    $ 1,000
Paul & Eria Burkholder              12,700                    $ 6,350
Daniel F. & Kathleen
         Heagey                      4,000                    $ 2,000
Gregory S. Davis                    20,000                    $10,000
Robert S. & Marcia C.
         Davis                      34,000                    $17,000
Roger E. Neff                       10,000                    $ 5,000
Orla E. Fent                        10,000                    $ 5,000
James L. Deagle                     20,000                    $10,000
LaVonne L. Deagle                   20,000                    $10,000
Christopher A. Tenaglia              5,000                    $ 2,500
John Tipton                         10,000                    $ 5,000
Darrin D. Spitzer                   10,000                    $ 5,000
James E. Mears                      10,000                    $ 5,000
Carole A. Kerl                       9,000                    $ 4,500

         On August 24, 1999, the Company issued 200,000 shares of its common stock to Stephen L. Kebe. Mr. Kebe had previously loaned the Company $100,000. Pursuant to the Company's promissory note to Mr. Kebe in this regard, Mr. Kebe had the option to accept payment under the note in shares of the Company issued at $0.50 per share. Mr. Kebe chose to accept these shares as payment of the Company's obligation to him. Such shares were issued pursuant to the exemption from registration under Section 4(2) of the Securities Act of 1933, as amended. Mr. Kebe had toured the Company's facilities and had available information regarding the company's operations and financial status prior to the issuance of these shares. He had reviewed and signed a questionnaire regarding the issuance of these shares. The questionnaire indicated that the Corporation had not registered these shares, that there is not a public market for the shares and that shares cannot be sold unless there is adequate evidence that such sale will not violate federal securities laws.

     On August 24, 1999, the Company issued shares of its common stock in exchange for cash the company had previously received. Such shares were issued at the rate of $0.50 per share. Such shares were issued pursuant to the exemption from registration under Section 4(2) of the Securities Act of 1933, as amended. Listed below are the names of the shareholders and the number of shares each shareholder received in connection with the cash they gave the Company. Each of these shareholders had toured the Company's facilities and had available information regarding the company's operations and financial status. Each also had reviewed and signed a questionnaire regarding the issuance of these shares. The questionnaire indicated that the Corporation had not registered these shares, that there is not a public market for the shares and that shares cannot be sold unless there is adequate evidence that such sale will not violate federal securities laws.

Name                                Shares                 Consideration
----                                ------                 -------------

James G. Townsend                   20,000                    $10,000
Sandra West                         30,000                    $15,000
Raymond M. Rick
         Family Trust               80,000                    $40,000
Alan Oglvie                         60,000                    $30,000
Marion L. & Joannie
         Veenendaal                 30,000                    $15,000
Paul Marchese &Sandra
         Marchese                   10,000                    $ 5,000
David L. Malone                     20,000                    $10,000
Nathan E. Baderscher                20,000                    $10,000
Robert P. Bedard &
         Lori L. Bedard             10,000                    $ 5,000
Brian R. and Suzanne E.
         Tedeschi                   10,000                    $ 5,000
R. Charles Lowden &
         Barbara J. Lowden          50,000                    $25,000
Gerd & Paul Christiansen            10,000                    $ 5,000
Mark K. And Bridgot K.
         Sandvik                    60,000                    $30,000
Rachel K. Van Slooten               10,000                    $ 5,000
James E. Drake III &
         Carla E. Drake             20,000                    $10,000
Joan F.B. Goras Living
         Trust                      10,000                    $ 5,000
Thomas James Parry                  10,000                    $ 5,000
Brian D. Blakely & Elizabeth
         A. Blakely                 10,000                    $ 5,000
Thomas M. Blum                      30,000                    $15,000
Curtis E. King & Helen
         H. King                    60,000                    $30,000
Milton L. Little                    25,000                    $12,500

Name                                Shares                 Consideration
----                                ------                 -------------

Peggy A. & R. Kent
         Rutherford                 10,000                    $ 5,000
Howard Brensilver                   10,000                    $ 5,000
Jim Bob Pickrell &
         Pamela G. Pickrell         12,000                    $ 6,000
John R. & Sarah E. Smith            10,000                    $ 5,000
Norman E. Slabaugh                  40,000                    $20,000
James Gordon & Janie L.
         Haas                       20,000                    $10,000
Gary E. & Carolyn Sue
         Brown                      20,000                    $10,000
Margaret S. Fulmer                  20,000                    $10,000
Nancy Featherstone
         Buchanan                   20,000                    $10,000
John S. McGranahan                  20,000                    $10,000
Ron & Gail Gordon Ober              10,000                    $ 5,000
Harold J. Ober & D'vorre
         Ober Living Trust          20,000                    $10,000
Philip L. & Josann Linhoss          13,000                    $ 6,500
Donald E. & Louise Uhler            10,000                    $ 5,000
Steven D. & Christine E.
         Lentz                      10,000                    $ 5,000
Max C. Bashore                      20,000                    $10,000
A. Dean & Betty L. Stewart          10,000                    $ 5,000
Carl & Amy Langorst                 20,000                    $10,000
Charles M. Seeright                 25,000                    $12,500
Gary L. & Sandy L.
         Swearingen                 10,000                    $ 5,000
Charles H. & Kaye F.
         Stengel                    10,000                    $ 5,000
Roger G. & Janet J. Ward            10,000                    $ 5,000
David J. & Lisa M. Cecere           10,000                    $ 5,000
Richard C. Sanzo                    10,000                    $ 5,000
Timothy & Myrna Shock               10,000                    $ 5,000
George Conboy                       10,000                    $ 5,000
Joe Ryan                            10,000                    $ 5,000
William A. & Martha E.
         Lacy                       20,000                    $10,000
Howard Brensilver                    5,000                    $ 2,500
Carl Fields                         10,000                    $ 5,000
Shirley M. McAuley                  10,000                    $ 5,000
Michael T. McAuley                  10,000                    $ 5,000
Elias N. Chotas                     10,000                    $ 5,000
Margaret S. Fulmer                  20,000                    $10,000
Charles R. Brumsted                 30,000                    $15,000
Melvin Fields                       20,000                    $10,000
Russell & Mark Williams             10,000                    $ 5,000
Dennis W. Postel                    10,000                    $ 5,000
Salvatore & Theresa
         Tinnirello                 40,000                    $20,000
Franklin S. Haney                   10,000                    $ 5,000
Carleton G. Castle                  10,000                    $ 5,000
John E. Crawford                    20,000                    $10,000
Rachel Van Slooten
         & Brent Van Slooten        10,000                    $ 5,000
Joe R. Charlton                     12,000                    $ 6,000

         On August 24, 1999, the Company issued shares of its common stock in exchange for cash the company had previously received. Such shares were issued at the rate of $0.50 per share and were issued to individuals who are not United States citizens and do not reside in the United States. Such shares were issued pursuant to the exemption from registration under Regulation S promulgated under the Securities Act of 1933, as amended. Listed below are the names of the shareholders and the number of shares each shareholder received in connection with the cash they gave the Company. Each of these shareholders had toured the Company's facilities and had available information regarding the company's operations and financial status. Each also had reviewed and signed a questionnaire regarding the issuance of these shares. The questionnaire indicated that the Corporation had not registered these shares, that there is not a public market for the shares and that shares cannot be sold unless there is adequate evidence that such sale will not violate federal securities laws.

Name                                Shares                 Consideration
----                                ------                 -------------

C. K. Merriam                       40,000                     20,000
Eileen Dinning                      10,000                   $  5,000
Harvey Moscoe                       15,000                   $  7,500
Helge K. Sandvik &
         Carol K. Sandvik           80,000                   $ 40,000
Roy Kumbe Sadler & Ann
         Wagner Sadler              50,000                   $ 25,000
William & Noreen Botham            100,000                   $ 50,000
Chuck & Mary J. Goddard             10,000                   $  5,000
Robert Boake                        45,000                   $ 22,500
Malcolm J. Poole                    20,000                   $ 10,000
Kristopher D. Horvath &
         Bronwyn L. Davis          100,000                   $ 50,000
Mark & Larisa Finkelstein          200,000                   $100,000
Bruce E. Howie                      16,000                   $  8,000
Murray Stroud                       14,000                   $  7,000
Ron Bacchus                         12,000                   $  6,000
Iraklis & Persefoni
         Hostelidis                 24,000                   $ 12,000
Glen A. Reid                        10,000                   $  5,000
George Adlam                        10,000                   $  5,000
Gerald D. Cole                      10,000                   $  5,000
Allan Teng                          10,000                   $  5,000
Kevin Green                          7,000                   $  3,500
Jeffery Wright                      10,000                   $  5,000
Zoltan T. Szinessy                  10,000                   $  5,000
Nili & Sara Stolarsky               10,000                   $  5,000
Fanny Shluper                       11,600                   $  5,800
Aleksandr Kogan                     10,000                   $  5,000
Diana Bykhovsky                     20,000                   $ 10,000
Evgeny Kostovetsky                  10,000                   $  5,000
Krikor Artinian                     10,000                   $  5,000
Alexander G. MacKay                 22,000                   $ 11,000
Paul E. Sedstrem                    15,000                   $  7,500
Linda Caruso                        10,000                   $  5,000

Gordon E. Honsey                     5,000                   $  2,500
Gerardo DiMario                      5,000                   $  2,500
Demetrios Koumarelas                10,000                   $  5,000
Spiro & Fonda
         Mikrogianakis              10,000                   $  5,000
Mun Yong Goh                        10,000                   $  5,000
Shimkovich Mira &
         M.S. Elmaleh
         Shulamit                   10,000                   $  5,000
Realest Marketing Corp.             10,000                   $  5,000
Joseph Tamburro                     10,000                   $  5,000
George Koutrobis                    10,000                   $  5,000
Nancy Jones                         10,000                   $  5,000
William Sit                         10,000                   $  5,000
Gabriel Fotiou                      10,000                   $  5,000
Miryam & Alex Homutezki             12,000                   $  6,000
Peter Valjas                        40,000                   $  20,00
Moon Gil Choi                       10,000                   $  5,000
Douglas Clark                       25,000                   $ 12,500
Naman A. & Deborah Salibi
         Family Trust               10,000                   $  5,000
Ernest & Janice Greenwood           30,000                   $ 15,000
Jerry G. James                      40,000                   $ 20,000

         On or about May 30, 2000, the Company, issued 12,756,900 shares of its common stock to Richard Cashman and Daniel Cashman, the Company's Chairman of the Board and President, respectively, for past services rendered to the Company and to secure their future services. Richard Cashman and Daniel Cashman abstained from the vote of the Board of Directors authorizing this issuance. The issuance was approved by all other directors. Such shares were issued pursuant to the exemption from registration under Section 4(2) of the Securities Act of 1933, as amended. As officers, directors and the personnel primarily responsible for the day-to-day operations of the Company, these shareholders had available information regarding the company's operations and financial status. They also are aware that any resale of such shares is restricted and may occur only with compliance with applicable securities laws, including Rule 144.

         On or about May 31, 2000, the Company issued the following shares of its common stock to the following individuals in exchange for cash previously received. These shares were issued at the rate of $0.50 per share. Such shares were issued in reliance on the exemption from registration contained in Regulation S as each of the following individuals are citizens of countries other than the United States and reside outside of the United States. Each of these shareholders had toured the Company's facilities and had available information regarding the company's operations and financial status. Each also had reviewed and signed a questionnaire regarding the issuance of these shares. The questionnaire indicated that the Corporation had not registered these shares, that there is not a public market for the shares and that shares cannot be sold unless there is adequate evidence that such sale will not violate federal securities laws.


Name                                     Address                       Shares       Consideration
----                                     -------                       ------       -------------

Domenic DiMenna                  Leamington, Ontario Canada            10,000         $    5,000
Jerome W. & Vicky Brannon        Ras Tanura, Saudi Arabia              14,000              7,000
Lorenzo Merchant &
   Frederick Dryden              North York, Ontario, Canada           18,000              9,000
Vladimir and Raya Zehtser        Thornhill, Ontario Canada             10,000              5,000
Malcolm John Poole               Bishopton, Swansea UK                 20,000             10,000
Lawrence Patrick and
   Marilyn Achay Kirsch          Ras Tanura, Saudi Arabia              20,000             10,000
R. W. & Darice Tiffany           Ras Tanura, Saudi Arabia              30,000             15,000
Norman W. & Patricia B.
   Smith                         Ras Tanura, Saudi Arabia              54,000             27,000
Billy Mark and
   Gay Lynn Cowan                Ras Tanura, Saudi Arabia              10,000              5,000
John David Featherstone          Sheffield, England                    10,000              5,000
Paul W. Galipeau                 St. Marys, Georgia                    50,000             25,000
Walter E. and
   Becky M. Chidsey              Ras Tanura, Saudi Arabia              50,000             25,000


         On or about May 31, 2000, the Company issued 400,000 shares of its common stock to James L. Deagle in exchange for $200,000 in cash. Such shares were issued pursuant to the exemption from registration under Section 4(2) of the Securities Act of 1933, as amended. This shareholder had toured the Company's facilities and had available information regarding the company's operations and financial status. He also had reviewed and signed a questionnaire regarding the issuance of these shares. The questionnaire indicated that the Corporation had not registered these shares, that there is not a public market for the shares and that shares cannot be sold unless there is adequate evidence that such sale will not violate federal securities laws.

         On or about May 31, 2000, the Company issued 200,000 shares of its common stock to R. Charles Lowden in exchange for $100,000 in cash. Such shares were issued pursuant to the exemption from registration under Section 4(2) of the Securities Act of 1933, as amended. This shareholder had toured the Company's facilities and had available information regarding the company's operations and financial status. He also had reviewed and signed a questionnaire regarding the issuance of these shares. The questionnaire indicated that the Corporation had not registered these shares, that there is not a public market for the shares and that shares cannot be sold unless there is adequate evidence that such sale will not violate federal securities laws.

         On or about May 31, 2000, the Company issued 12,600 shares of its capital stock to Dov Hellenbrand in exchange for engineering design consulting services at the Company's operating facility. Such services were valued at $6,300 and shares were issued at the rate of $0.50 per share. Such shares were issued pursuant to the exemption from registration under Section 4(2) of the Securities Act of 1933, as amended. This shareholder had toured the Company's facilities and had available information regarding the company's operations and financial status. He also had reviewed and signed a questionnaire regarding the issuance of these shares. The questionnaire indicated that the Corporation had not registered these shares, that there is not a public market for the shares and that shares cannot be sold unless there is adequate evidence that such sale will not violate federal securities laws.

         On or about May 31, 2000, the Company issued 12,600 shares of its capital stock to Frank Occhipinti in exchange for engineering design consulting services at the Company's operating facility. Such services were valued at $6,300 and shares were issued at the rate of $0.50 per share. Such shares were issued pursuant to the exemption from registration under Section 4(2) of the Securities Act of 1933, as amended. This shareholder had toured the Company's facilities and had available information regarding the company's operations and financial status. He also had reviewed and signed a questionnaire regarding the issuance of these shares. The questionnaire indicated that the Corporation had not registered these shares, that there is not a public market for the shares and that shares cannot be sold unless there is adequate evidence that such sale will not violate federal securities laws.

--------------------------------------------------------------------------------
ITEM 11.          DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED
--------------------------------------------------------------------------------

         The Company is registering all of its issued and outstanding shares of its capital stock with a par value of One Mill ($0.001) per share. On June 30, 2000, there were 97,802,900 shares of stock issued and outstanding.

Capital Stock

         Each of the holders of record of stock is entitled to one (1) vote per share thereof at all shareholder meetings for all purposes, including the election of the Company's directors and all other matters submitted to such holders for a vote of stockholders; to share ratably in all dividends, when, as, and if declared by the Company's Board of Directors from funds legally available therefor; and to share ratably in all assets available for distribution to holders of record of capital stock upon liquidation or dissolution after the payment of all debts and other liabilities. Shares of common stock are not redeemable and the holders have no conversion rights, pre-emptive or other rights to subscribe to or purchase additional shares in the event of a subsequent offering. The common stock does not carry cumulative voting rights. All issued and outstanding shares of common stock are fully-paid and non-assessable.

         There are no limitations or restrictions upon the rights of the Board of Directors to declare dividends out of any funds legally available therefor. The Company has not paid dividends to date and it is not anticipated that any dividends will be paid in the foreseeable future. The Board of Directors initially may follow a policy of retaining earnings, if any, to finance the future growth of the Company. Accordingly, future dividends, if any, will depend upon, among other considerations, the Company's need for working capital and its financial condition at the time.

         The Company may, if approved at the general meeting of shareholders, resolve to authorize the Board of Directors to declare and pay dividends to the Company's shareholders in the form of bonus shares. The shareholders would receive bonus shares in lieu of cash dividends, if any, declared and paid by the Company.

         "Anti-Takeover" Provisions. Although the Board of Directors is not presently aware of any takeover attempts, the Company's Certificate of Incorporation and By-laws contain certain provisions which may be deemed to be "anti-takeover" in nature in that such provisions may deter, discourage, or make more difficult the assumption of control of the Company by another corporation or person through a tender offer, merger, proxy contest or similar transaction or series of transactions. These provisions were adopted unanimously by the Board of Directors and approved by the stockholders of the Company.

         Authorized but Unissued Shares. The Company has authorized 10,000,000,000 shares of common stock. These shares were authorized for the purpose of providing the Board of Directors of the Company with as much flexibility as possible to issue additional shares for proper corporate purposes including equity financing, acquisitions, mergers, stock dividends, stock splits, stock options and other purposes. The Company has no agreements, commitments or plans at this time for the sale or use of its shares of common stock except as described herein. Through June 30, 2000, the Company had issued 97,802,900 shares of stock.

         No Cumulative Voting. The Company's Certificate of Incorporation and By- laws do not contain any provisions for cumulative voting. Cumulative voting entitles stockholders to as many votes as equal the number of shares owned by such holder multiplied by the number of directors to be elected. A stockholder may cast all these votes for one candidate or distribute them among any two or more candidates. Thus, cumulative voting for the election of directors allows a stockholder or group of stockholders who hold less than fifty percent (50%) of the outstanding shares voting to elect one or more members of a Board of Directors. Without cumulative voting for the election of directors, the vote of holders of a plurality of the shares voting is required to elect any member of a Board of Directors and would be sufficient to elect all the members of the Board of Directors being elected.

         General Effect of Anti-Takeover Provisions. The overall effect of these provisions may be to deter a future tender offer or other takeover attempt that some stockholders might view to be in their best interest as the offer might include a premium over the market price of the Company's capital stock at that time. In addition, these provisions may have the effect of assisting the Company's current management in retaining its position and place it in a better position to resist changes which some stockholders may want to make if dissatisfied with the

         Voting Rights. Except as set forth below, every holder of shares present in person or by proxy or by representative, attorney or proxy appointed under the Company's By-laws at a meeting of shareholders has one vote on a vote taken by a show of hands, and on a poll every holder of shares who is present in person or by proxy or representative has one vote for every fully paid share held by him, registered in each shareholder's name on the Company's stockholder list. Unless a poll is demanded, every question submitted to a meeting of holders of shares shall be decided by a show of hands of the shareholders present and entitled to vote. In the case of an equality of votes, in either a poll or a show of hands, the chairman shall have a second or casting vote. Notwithstanding the above, restrictions are imposed on voting rights in the following circumstances: (a) if two or more persons are registered as the holder of the share, the only one of the holders entitled to vote is the senior who tenders a vote, seniority being determined by the order of names in the company's list of stockholders; (b) if the terms upon which the shares was issued restrict the voting rights attaching to that share, the holder is entitled to vote only in accordance with the terms upon which that share was issued (neither any shares currently outstanding nor the common shares have restricted voting rights).

         Article II Section 5 of the Company's By-laws allows that the holders of a majority of the issued and outstanding shares of the common stock of the Company entitled to vote thereat, present in person or represented by proxy, shall constitute a quorum for the transaction of business at all meetings of the stockholders. All resolutions (e.g. resolutions for the election of directors, the approval of increase in authorized capital, approval of financial statements, amending the Articles of Incorporation and By-laws; authorizing liquidation or a going private transaction) require the affirmative vote of the holders of a majority of the issued and outstanding shares of the common stock of the Company entitled to vote.

         Not less than ten days' notice of any general shareholders meeting, specifying the place, day and hour of the meeting, specifying the general nature of the business, shall be given to the shareholders.

         Article III Section 4 of the Company's By-laws allows that any director or the entire Board of Directors may be removed, at any time, with or without cause, by the holders of a majority of the shares then entitled to vote with or without a stockholders meeting.

         Certain Voting Requirements. The affirmative vote of the holders of a majority of the shares present at a shareholders meeting and entitled to vote generally constitutes shareholder approval or authorization of matters for which such approval or authorization is required. A sale or transfer of substantially all of the Company's assets, liquidation, merger, consolidation, reorganization or similar extraordinary corporate action generally requires the affirmative vote of a majority of the shares outstanding and entitled to vote thereon.

         Offerings of Shares. On February 15, 1992, the Company offered for sale 25,000 shares (minimum) and 2,500,000 shares (maximum) at $2.00 per share in accordance with Rule 506 of the Securities Act of 1933, as amended. Prior to this offering, there was no other offering of the Company's stock and there was no public market for the stock of the Company. The price to the public for the stock was determined after careful analysis by management of the Company and was based on, among other things, the Company's financial condition, its future prospects and the prospects for its industry in general, the management of the Company and the market prices of securities for companies in businesses similar to that of the Company. The offering was unsuccessful and all funds collected were returned to the prospective purchasers and no shares were issued.

         Restricted Shares. Restricted shares may not be sold unless they are registered or are sold pursuant to an applicable exemption from registration, including pursuant to Rule 144.

         Reports to Shareholders. The Company intends to furnish its shareholders with annual reports containing financial statements for each fiscal year containing unaudited summary financial information and such other periodic reports as it may deem appropriate or as required by law.

--------------------------------------------------------------------------------
ITEM 12.  INDEMNIFICATION OF DIRECTORS AND OFFICERS
--------------------------------------------------------------------------------

         Section 78.751 of the Nevada General Corporation Law allows the Company to indemnify any person who was or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding by reason of the fact that he or she is or was a director, officer, employee or agent of the Company or is or was serving at the request of the Company as a director, officer, employee or agent of any corporation, partnership, joint venture, trust or other enterprise. The Company may advance expenses in connection with defending any such proceeding, provided the indemnitee undertakes to pay any such amounts if it is later determined that such person was not

         Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

--------------------------------------------------------------------------------
ITEM 13.          Financial Statements
--------------------------------------------------------------------------------

         The following audited financial statements for the years ended December 31, 1998 and 1999 and unaudited financials statements for the first quarter of 2000 are filed with this Amended Form 10-SB:

                        [ICKERT & COMPANY LLC LETTERHEAD]



To the Board of Directors

National Fruit and Vegetable Technology Corporation:

We have audited the accompanying balance sheets of National Fruit and Vegetable Technology Corporation (a Nevada Development Stage Corporation) as of December 31, 1999 and 1998, and the related statements of loss and accumulated deficit, shareholders' equity, and cash flows for the years then ended and for the period from September 14, 1983 (date of inception) through December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of National Fruit and Vegetable Technology Corporation as of December 31, 1999 and 1998, and the results of its operations and its cash flows for the periods then ended in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 11 to the financial statements, the Company has been in the development stage since its inception on September 14, 1983. Realization of a major portion of the assets is dependent on the Company's ability to obtain adequate funding and commence operations on a profitable basis. These uncertainties raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 11. To date, the Company has been able to raise equity capital to continue construction. The financial statements do not include any adjustments that might result from the outcome of these uncertainties.

March 21, 2000
Columbus, Ohio.                                      /s/Ickert & Company LLC
                                                     -----------------------
                                                     Ickert & Company LLC


               National Fruit and Vegetable Technology Corporation
                        (A Development Stage Corporation)
                                 Balance Sheets
                        As of December 31, 1999 and 1998

                                                                                   1999                 1998

----------------------------------------------------------------------------------------------------------------
                                     Assets
----------------------------------------------------------------------------------------------------------------

Current assets

      Cash                                                                 $       717,900      $       349,700

      Prepaid expenses                                                               3,800                3,800

----------------------------------------------------------------------------------------------------------------
                                                                                   721,700              353,500
----------------------------------------------------------------------------------------------------------------

Property & equipment                                                            14,181,500           13,170,600

      Accumulated depreciation                                                    -809,900             -695,800

----------------------------------------------------------------------------------------------------------------
                                                                                13,371,600           12,474,800
----------------------------------------------------------------------------------------------------------------
              Total assets                                                 $    14,093,300      $    12,828,300
================================================================================================================


----------------------------------------------------------------------------------------------------------------
                       Liabilities & Shareholders' Equity
----------------------------------------------------------------------------------------------------------------

Current liabilities

      Current portion of long-term debt                                    $        26,900      $        57,900

      Current portion of notes payable to shareholder                              400,000              250,000

      Accounts payable                                                              99,900              130,700

      Accounts payable - related party                                             488,000              332,500

      Accrued expenses                                                             256,400              134,200

----------------------------------------------------------------------------------------------------------------
                                                                                 1,271,200              905,300
----------------------------------------------------------------------------------------------------------------

Long-term obligations

      Long-term debt                                                                     0                3,000

      Capital leases                                                                35,100               67,900

      Notes payable to shareholder                                                       0              150,000

----------------------------------------------------------------------------------------------------------------
                                                                                    35,100              220,900
----------------------------------------------------------------------------------------------------------------

Shareholders' equity

      Common stock                                                                  83,500               79,200

      Additional paid-in capital                                                20,485,100           18,370,900

      Deficit accumulated during the development stage                          -7,781,600           -6,748,000
----------------------------------------------------------------------------------------------------------------
                                                                                12,787,000           11,702,100
----------------------------------------------------------------------------------------------------------------
              Total liabilities & shareholders' equity                     $    14,093,300      $    12,828,300
================================================================================================================

   The accompanying notes are an integral part of these financial statements.

               National Fruit and Vegetable Technology Corporation
                        (A Development Stage Corporation)
                   Statements of Loss and Accumulated Deficit
                For the periods ended December 31, 1999 and 1998

                                                                                     Cumulative
                                                                                       During
                                                                                     Development
                                                               1999          1998       Stage
-----------------------------------------------------------------------------------------------
Costs and expenses

     General and administrative                            $  847,100   $  509,300   $5,209,800

     Depreciation and amortization                            114,100      132,900    1,325,700

     Research and development                                    --           --        297,100

     Loss on property disposal                                   --           --        717,800
-----------------------------------------------------------------------------------------------
            Loss from operations                              961,200      642,200    7,550,400
-----------------------------------------------------------------------------------------------

Other income (expense)

     Interest income                                             --           --         83,900

     Interest expense                                         -72,400      -33,600     -309,100

     Gain (loss) on sale of assets                               --        -13,400       -6,000

-----------------------------------------------------------------------------------------------
     Net loss                                               1,033,600      689,200    7,781,600
-----------------------------------------------------------------------------------------------
Accumulated deficit -- Beginning of period                  6,748,000    6,058,800         --
-----------------------------------------------------------------------------------------------

Accumulated deficit -- End of period                       $7,781,600   $6,748,000   $7,781,600
===============================================================================================

         Loss per common share
              (Basic and fully diluted)                       $ 0.013      $ 0.009       $ 0.17
                                                              =======      =======       ======

   The accompanying notes are an integral part of these financial statements.

               National Fruit and Vegetable Technology Corporation
                        (A Development Stage Corporation)
                       Statements of Shareholders' Equity
                For the periods ended December 31, 1999 and 1998

                                                                  Common Stock
                                                           (par value $ .001 per share)   Additional      Accumulated
                                                                Shares       Amount     Paid-in Capital     Deficit       Total
-----------------------------------------------------------------------------------------------------------------------------------

Stock issued at inception (September 14, 1983)            6,941,400   $    69,400     $   847,200       $        0     $   916,600

Stock issued in exchange for cash, other assets
     or expenses through November 17, 1986
     at $3.00 per share                                     709,900         7,100       2,122,700           --           2,129,800

Stock issued November 17, 1986
     six-for-one split to adjust share price
     to $ .50 per share                                  38,255,500        82,600        -382,600           --                   0

Adjustment to reflect change in par value
     to $ .001 per share                                       --          13,200         413,200           --                   0

Stock issued to acquire assets of
     Veg-Tec Corporation during 1986                      3,506,400         3,500         499,700                          503,200

Stockissued in exchange for cash,
     other assets or expenses  from November
     18, 1986 through December 31,
     1997 at $ .50 per share

     (net of redemptions)                                26,588,400        26,600      13,267,000           --          13,293,600

Net loss through December 31, 1997                             --            --            --           -6,058,800      -6,058,800

-----------------------------------------------------------------------------------------------------------------------------------
Balance December 31, 1996                                76,001,600        76,000      16,767,200       -6,058,800      10,784,400
-----------------------------------------------------------------------------------------------------------------------------------
Stock issued in exchange for cash, other assets
     or expenses during 1998
     at $ .50 per share (net of redemptions)              3,213,900         3,200       1,603,700           --           1,606,900

Net loss for the year ended December 31, 1997                  --            --            --             -689,200        -689,200

-----------------------------------------------------------------------------------------------------------------------------------
Balance December 31, 1997                                79,215,500        79,200      18,370,900       -6,748,000      11,702,100
-----------------------------------------------------------------------------------------------------------------------------------
Stock issued in exchange for cash, other assets
     or expenses during 1999
     at $ .50 per share (net of redemptions)              4,236,900         4,300       2,114,200           --           2,118,500

Net loss for the year ended December 31, 1999                  --            --            --           -1,033,600      -1,033,600


Balance December 31, 1998                                83,452,400   $    83,500     $20,485,100     $ -7,781,600     $12,787,000
-----------------------------------------------------------------------------------------------------------------------------------

   The accompanying notes are an integral part of these financial statements.

               National Fruit and Vegetable Technology Corporation
                        (A Development Stage Corporation)
                            Statements of Cash Flows
                For the periods ended December 31, 1999 and 1998
                                                                                                         Cumulative
                                                                                                           During
                                                                                                        Development
                                                                    1999               1998                Stage
     ------------------------------------------------------------------------------------------------------------------

     Cash flows from operating activities

          Net loss                                             $    -1,033,600     $     -689,200     $     -7,781,600
          Adjustments to reconcile net loss to net cash
               used in operating activities:
                  Depreciation and amortization                        114,100            132,900            1,325,700
                  Loss on sale of equipment                             -                  13,400                6,000
                  Loss on property disposal                             -                   -                  717,800
                  Common stock issued for operating expenses            25,000              2,000              311,100
                  Sources (uses) of cash from change in:
                      Deposits                                          -                   9,500               -3,800
                      Accounts payable                                 -30,800              2,700               99,900
                      Accounts payable - related party                 155,500            132,900              488,000
                      Accrued expenses                                  53,200             -1,400              187,200
                      Other                                              1,700              -                   53,500

     ------------------------------------------------------------------------------------------------------------------
                         Net cash used in operating activities        -714,900           -397,200           -4,596,200
     ------------------------------------------------------------------------------------------------------------------

     Cash flows  from investing activities

          Purchases of property and equipment                         -979,400         -1,480,800          -12,027,400
          Sale of property and equipment                                -                   -                  219,200

     ------------------------------------------------------------------------------------------------------------------

                         Net cash used in investing activities        -979,400         -1,480,800          -11,808,200
     ------------------------------------------------------------------------------------------------------------------

     Cash flows from financing activities

          Proceeds from issuance of long-term debt                      -                   -                1,112,100
          Principal payments on long-term debt                          -9,000           -131,000             -690,000
          Proceeds from notes payable to shareholder                   125,000            200,000              650,000
          Principal payments on notes payable to shareholder           -50,000              -                 -175,000
          Proceeds from capital leases                                  -                   -                   90,700
          Principal payments on capital leases                         -22,000            -67,000             -164,100
          Proceeds from issuance of common stock                     2,058,500          1,606,900           16,585,100
          Redemption of common stock                                   -40,000            -14,500             -286,500

     ------------------------------------------------------------------------------------------------------------------

                         Net cash provided by financing activities   2,062,500          1,594,400           17,122,300
     ------------------------------------------------------------------------------------------------------------------

     Increase (decrease) in cash                                       368,200           -283,600              717,900

     Cash -- Beginning of period                                       349,700            633,300               -

     ------------------------------------------------------------------------------------------------------------------

     Cash -- End of period                                     $       717,900     $      349,700     $        717,900
     ==================================================================================================================

   The accompanying notes are an integral part of these financial statements.

               National Fruit and Vegetable Technology Corporation
                        (A Development Stage Corporation)
                          Notes to Financial Statements
                        As of December 31, 1999 and 1998

         Note 1.  Business Organization

         National Fruit and Vegetable Technology Corporation (Company) was incorporated in Nevada in December, 1986. The Company was formed to develop a high-speed, high-powered microwave oven capable of processing fruits and vegetables. The Company's products will be sold to customers in both wholesale food processing and the food service industries. Initially, the Company intends to process baked and french fried potatoes. As the business develops, it intends to branch out into other fruits and vegetables using the microwave technology developed in
         processing  potatoes.   The  Company  has  not  begun  food  processing
         operations as of the date of these financial statements and has not generated any revenues from food processing operations.

         National Fruit and Vegetable Technology Corporation is the successor to National Veg-Tec Corporation (Veg-Tec). National Veg-Tec Corporation was incorporated in 1983. On March 2, 1987, National Fruit and Vegetable Technology Corporation acquired National Veg-Tec Corporation by exchanging all of the common shares of National Fruit and Vegetable Technology Corporation's stock (49,346,800 shares) on a one-for-one basis for National Veg-Tec Corporation's stock. As a result of the exchange, the financial statements are presented as if National Fruit and Vegetable Technology Corporation had been in existence since the inception of Veg-Tec, its predecessor. Veg-Tec was incorporated in September, 1983.

         Veg-Tec was formed by exchanging stock for property, equipment and technology owned by an unincorporated joint venture. The joint venture carried on extensive research and development in microwave technology and was operated by the Company's majority shareholders. The assets transferred to Veg-Tec were valued at the original shareholders' historical cost, and consisted of:

            Microwave oven technology and
               related food processing equipment        $        297,000
            Machinery & equipment                                246,200
            Vehicles                                             256,800
            Other assets                                         116,600
                                                          ---------------
                                                        $        916,600
                                                          ===============

              National Fruit and Vegetable Technology Corporation
                        (A Development Stage Corporation)
                          Notes to Financial Statements

         Note 2.  Acquisition

         In 1986, the Company acquired Veg-Tec Corporation, an Ohio corporation, by exchanging 3,506,400 shares of common stock for all the issued and outstanding stock of Veg-Tec Corporation. The purchase price was $503,200 for a note receivable and technology related to a browning oven. The shareholders of Veg-Tec Corporation are also the principal shareholders of the Company. The assets acquired were valued at the shareholders' historical cost. The transaction was accounted for as a combination of entities under common control.

         Note 3.  Summary of Significant Accounting Policies

         Development Stage Corporation -- The Company has not started regular operations and has no product sales to date. All noncapitalizable expenses have been charged to operations in the period they were incurred.

         Employee Benefits -- The Company has no employee benefit or pension plans.

         Research and Development -- Research and development costs are primarily related to oven testing and integration of related equipment. These costs are charged to operations in the period incurred. Research and development costs have totaled $297,100 since inception of the Company.

         Cash Equivalents -- For purposes of the statement of cash flows, the Company considers all highly liquid instruments purchased with an original maturity of three months or less to be cash equivalents.

         Income Taxes -- Because the Company has not commenced planned food processing operations, no federal or local income tax or county property tax returns have been filed.

         Concentration of Credit Risk -- The Company maintains bank accounts at local banks. In some instances, the balances may exceed the federally insured limit for an individual account.

         Use of Estimates -- The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported

               National Fruit and Vegetable Technology Corporation
                        (A Development Stage Corporation)
                          Notes to Financial Statements

         amount of assets, liabilities, revenues and expenses and disclosure of contingent assets and liabilities. Actual results could differ from the estimates and assumptions used.


         Supplemental cash flow disclosures -- The Company paid $47,400 and $33,600 for interest in 1999 and 1998, respectively.

         The Company acquired $31,500 of property and equipment in 1999 and $40,600 in 1998 in exchange for stock.

         During 1999, the Company issued 50,000 common shares in payment of interest on a loan from a shareholder. During 1998, 3,900 shares were issued in lieu of cash in payment for certain administrative expenses.

         The Company financed $72,900 of vehicles and equipment through capital leases in 1998. No new lease transactions were entered into during 1999.

         Note 4.  Property and Equipment

         As of December 31, 1999 and 1998, property and equipment can be summarized as follows on a restated basis:

                                                        Construction

                                     In Service          in Progress            Total                  Total
                                     at 12/31/99         at 12/31/99         at 12/31/99            at 12/31/98
                                   ----------------   ------------------  ------------------     ------------------
    Land                        $          222,800 $          --        $           222,800   $            191,300
    Buildings                              125,000            2,715,100           2,840,100              2,520,100
    Microwave oven                        --                  1,020,900           1,020,900                924,000
    Processing equipment                  --                  7,377,500           7,377,500              7,106,500
    Machinery                              882,800            1,126,300           2,009,100              1,713,300
    Vehicles                               157,400              553,700             711,100                715,400
                                   ----------------   ------------------  ------------------     ------------------
                                         1,388,000           12,793,500          14,181,500             13,170,600
                                   ----------------   ------------------  ------------------     ------------------
    Depreciation                          (809,900)           --                   (809,900)              (695,800)
                                   ----------------   ------------------  ------------------     ------------------
                                $          578,100 $         12,793,500 $        13,371,600   $         12,474,800
                                   ================   ==================  ==================     ==================

              National Fruit and Vegetable Technology Corporation
                        (A Development Stage Corporation)
                          Notes to Financial Statements

         Amounts shown as construction in progress represent the Company's food processing plant and the related food processing equipment. The plant is located in Baltimore, Ohio, and is under construction at December
         31, 1999. For financial reporting purposes depreciation is computed using the straight-line method over the useful lives of the assets. Useful lives generally range from three to ten years. For income tax purposes depreciation will be provided using MACRS and straight-line methods.

         Note 5.  Long-term Debt

         Long-term debt consists of the following as of December 31, 1999:

          Unsecured debt                              $           3,000
          Less: amounts due within one year                     (3,000)
                                                          --------------
               Net long-term debt                     $               0
                                                          ==============

         The unsecured debt is due in April, 2000. Payments are due monthly, with no stated interest rate.

         Note 6.  Notes Payable to Shareholder

         The Company had the following notes payable to a shareholder at December 31, 1999:

       Note payable due May, 1999                    $         50,000
       Note payable due May, 1999                             100,000
       Note payable due October, 1999                          50,000
       Note payable due October, 1999                          50,000
       Note payable due February, 2000                         50,000
       Note payable due November, 2000                        100,000
                                                        --------------
         Total notes payable to shareholder          $        400,000
                                                        ==============
                                      F-9

               National Fruit and Vegetable Technology Corporation
                        (A Development Stage Corporation)
                          Notes to Financial Statements

         The shareholder notes are all unsecured and bear interest at the rate of 11%. The $50,000 note due May, 1999 is personally guaranteed by the officers of the Company. Interest expense related to these notes totaled $44,000 in 1999. Interest is to be paid to the shareholder with common stock of the Company at the rate of $.50 per share. As of December 31, 1999, interest expense has been accrued but the shares have yet to be issued.

         Under the terms of each note, the shareholder may choose to take principal payments in cash or 50% in cash and 50% in the Company's common stock. If the stock payment option were chosen for the entire amount payable, the shareholder would receive $200,000 and 400,000 shares of common stock.

         Note 7.  Accounting for Income Taxes

         The  Company  has  incurred  tax  net   operating   losses  during  its
         development period of approximately $7,800,000. No tax benefit for those losses has been recorded in the accompanying financial statements, as the Company's history of operating losses make it uncertain that the benefit will ultimately be recognized. This method of accounting for income taxes is in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes."

         As the Company has not commenced planned food processing operations, no federal or local income tax returns or county property tax returns have been filed.ational Fruit and Vegetable Technology Corporation

         Note 8.  Operating Lease

         The Company leases equipment under a non-cancelable operating lease that expires in August, 2000. Rent expense under the agreement was $8,700 for 1999 and 1998. Payments under the lease are guaranteed personally by an officer of the Corporation.

         Future minimum rental payments on the operating lease are as follows:

                           2000                        $             5,100
                                                          ================

               National Fruit and Vegetable Technology Corporation
                        (A Development Stage Corporation)
                          Notes to Financial Statements

         Note 9.  Capital Leases

         The Company leases equipment under lease agreements expiring on various dates through 2002. The leases are capital leases with the Company owning the assets outright at the end of the lease terms.

         At December 31, 1999, future minimum lease payments for all leases, and the minimum payments for those leases were as follows:

                         2000                                                                $         27,700
                         2001                                                                          21,300
                         2002                                                                          12,100
                         2003                                                                           2,600
                        thereafter                                                                    -
                                                                                                --------------
                             Total minimum lease payments                                              63,700
                         Less: interest portion                                                       (4,700)
                                                                                                --------------
                         Present value of net minimum lease payments                                   59,000
                         Less: current portion                                                       (23,900)
                                                                                                --------------
                           Net long-term lease liability                                     $         35,100
                                                                                                ==============
         At December 31, 1999, assets under capital leases were as follows:

                        Food processing equipment                                            $         54,400
                        Machinery and equipment                                                        74,000
                                                                                                 -------------
                        Less: Accumulated depreciation                                               (47,600)
                                                                                                 -------------
                        Net assets under capital lease                                       $         80,800
                                                                                                 =============

               National Fruit and Vegetable Technology Corporation
                        (A Development Stage Corporation)
                          Notes to Financial Statements

         Note 10.  Related Party Transactions

         The Company rents a storage facility owned by an entitiy controlled by the officers and principal shareholders of the Corporation. The lease arrangement is renewable on an annual basis. Rent expense for the facility was $200,000 in 1999 and 1998. Management has determined that the rental rates charged do not exceed fair market rates for this geographic area. As of December 31, 1999 and 1998, this related entity has a balance due from the Company of $488,000 and $332,500, respectively.

         From time to time, the Company has borrowed funds from various shareholders. At December 31, 1999 and 1998, a total of $403,000 and $415,000 was due to various shareholders. Interest expense incurred on this indebtedness amounted to $44,000 and $27,200 respectively in 1999 and 1998.

         Note 11.  Going Concern

         The Company has been in the development stage since its inception on September 14, 1983. To date, the Company has not begun food processing operations and has not generated revenues. The accompanying financial statements have been prepared assuming the Company will be able to operate profitably. Realization of a major portion of the assets is dependent on the Company's ability to place the microwave oven system into operation on a profitable basis, the outcome of which cannot be determined at this time. As of December 31, 1999, the Company needed to raise additional funding to complete the construction of its Baltimore plant and provide working capital to initiate operations. To date the Company has been able to raise equity capital for construction. Management's plans include an equity offering to raise additional capital. Management is of the opinion that adequate equity funding can be obtained to begin operations. The financial statements do not include any adjustments that might result from the outcome of these uncertainties.

         Note 12.  Reclassifications

         Certain prior year amounts have been reclassified to conform with current year presentation.

ITEM 1. Financial Statements

               National Fruit and Vegetable Technology Corporation
                        (A Development Stage Corporation)
                                 Balance Sheets
                          As of March 31, 2000 and 1999

                                     ASSETS
                                     ------
                                                                     2000           1999
                                                                 -----------   -----------
         Current assets
              Cash                                               $   543,800   $   325,400
              Prepaid expenses                                         3,800         3,800
                                                                 -----------   -----------

                                                                     547,600       329,200
                                                                 -----------   -----------

         Property & equipment                                     14,565,000    13,403,300
              Accumulated depreciation                              -839,800      -725,700
                                                                 -----------   -----------

                                                                  13,725,200    12,677,600
                                                                 -----------   -----------

                     Total assets                                $14,272,800   $13,006,800
                                                                 ===========   ===========



                       LIABILITIES & SHAREHOLDERS' EQUITY
                       ----------------------------------


         Current liabilities
              Current portion of long-term debt                  $    19,300   $    52,000
              Current portion of notes payable to shareholder        400,000       250,000
              Accounts payable                                       153,900       208,400
              Accounts payable - related party                       524,900       371,500
              Accrued expenses                                       264,700       142,400
                                                                 -----------   -----------
                                                                   1,362,800     1,024,300
                                                                 -----------   -----------

         Long-term obligations
              Long-term debt                                            --           3,000
              Capital leases                                          24,800        28,400
              Notes payable to shareholder                              --         150,000
                                                                 -----------   -----------
                                                                      24,800       181,400
                                                                 -----------   -----------

         Shareholders' equity
              Common stock                                            84,200        79,900
              Additional paid-in capital                          20,820,600    18,737,500
              Deficit accumulated during the development stage    -8,019,600    -7,016,300
                                                                 -----------   -----------
                                                                  12,885,200    11,801,100
                                                                 -----------   -----------

                     Total liabilities & shareholders' equity    $14,272,800   $13,006,800
                                                                 ===========   ===========

 The accompanying Accountants' Review Report and footnotes are an integral part of these financial statements.

               National Fruit and Vegetable Technology Corporation
                        (A Development Stage Corporation)
                   Statements of Loss and Accumulated Deficit
                         For the periods ended March 31,

                                                                           Cumulative
                                             Three Months   Three Months     During
                                                Ended          Ended       Development
                                               3/31/00        3/31/99         Stage
                                             -----------    -----------    -----------
Costs and expenses
     General and administrative              $   197,1$          225000    $ 5,406,900
     Depreciation and amortization                29,900         29,900      1,355,600
     Research and development                       --             --          297,100
     Loss on property disposal                      --             --          717,800
                                             -----------    -----------    -----------
            Loss from operations                 227,000        254,900      7,777,400
                                             -----------    -----------    -----------
Other income (expense)
     Interest income                                --             --           83,900
     Interest expense                            -11,000        -13,400       -320,100
     Gain (loss) on sale of assets                  --             --           -6,000
                                             -----------    -----------    -----------
     Net loss                                   (238,000)      (268,300)    (8,019,600)
                                             -----------    -----------    -----------

Accumulated deficit -- Beginning of period    (7,781,600)    (6,748,000)          --
                                             -----------    -----------    -----------
Accumulated deficit -- End of period         $(8,019,600)   $(7,016,300)   $(8,019,600)
                                             ===========    ===========    ===========
Loss per common share
     (Basic and Diluted)                     $    (0.003)   $    (0.003)   $    (0.173)
                                             ===========    ===========    ===========


 The accompanying Accountants' Review Report and footnotes are an integral part of these financial statements.

               National Fruit and Vegetable Technology Corporation
                        (A Development Stage Corporation)
                        Statement of Shareholders' Equity
                  For the periods ended March 31, 2000 and 1999

                                       Common Stock
                               (par value $ .001 per share)  Additional   Accumulated
                                   Shares        Amount   Paid-in Capital   Deficit        Total
                                -----------   -----------   -----------   -----------   -----------
Balance December 31, 1999        83,452,400   $    83,500   $20,485,100   $-7,781,600   $12,787,000
                                -----------   -----------   -----------   -----------   -----------
Stock issued in exchange for
cash at $ .50 per share (net
of redemptions)                     672,400           700       335,500          --         336,200

Net loss for the period ended
March 31, 2000                         --            --            --        -238,000      -238,000

                                -----------   -----------   -----------   -----------   -----------

Balance March 31, 2000           84,124,800   $    84,200   $20,820,600   $-8,019,600   $12,885,200
                                ===========   ===========   ===========   ===========   ===========



Balance December 31, 1998        79,215,500   $    79,200   $18,370,900   $-6,748,000   $11,702,100
                                -----------   -----------   -----------   -----------   -----------

Stock issued in exchange for
cash at $ .50 per share (net
of redemptions)                     734,500           700       366,600          --         367,300

Net loss for the period ended
March 31, 1999                         --            --            --        -268,300      -268,300


Balance March 31, 1999           79,950,000   $    79,900   $18,737,500   $-7,016,300   $11,801,100
                                ===========   ===========   ===========   ===========   ===========

 The accompanying Accountants' Review Report and footnotes are an integral part of these financial statements.

               National Fruit and Vegetable Technology Corporation
                        (A Development Stage Corporation)
                            Statements of Cash Flows
                              For the periods ended

                                                                                                                 Cumulative
                                                                   Three Months          Three Months              During
                                                                       Ended                Ended                Development
                                                                      3/31/00              3/31/99                  Stage
                                                                 --------------       ----------------       ----------------
Cash flows from operating activities
     Net loss                                                    $     -238,000       $       -268,300       $     -8,019,600
     Adjustments to reconcile net loss to net cash
          used in operating activities:
             Depreciation and amortization                               29,900                 29,900              1,355,600
             Loss on sale of equipment                                    -                     -                       6,000
             Loss on property disposal                                    -                     -                     717,800
             Common stock issued for operating expenses                   -                     -                     311,100
             Sources (uses) of cash from change in:
                 Other                                                    -                     -                      53,500
                 Deposits                                                 -                     -                      -3,800
                 Accounts payable                                        54,000                 77,500                153,000
                 Accounts payable - related party                        36,900                 39,100                524,900
                 Accrued expenses                                         8,300                  8,300                195,500
                                                                 --------------       ----------------       ----------------
                    Net cash used in operating activities              -108,900               -113,500             -4,706,000
                                                                 --------------       ----------------       ----------------

Cash flows  from investing activities

     Purchases of property and equipment                               -383,500               -232,700            -12,410,900
     Sale of property and equipment                                       -                     -                     219,200
                                                                 --------------       ----------------       ----------------
                    Net cash used in investing activities              -383,500               -232,700            -12,191,700
                                                                 --------------       ----------------       ----------------
Cash flows from financing activities

     Proceeds from issuance of long-term debt                             -                     -                   1,112,100
     Principal payments on long-term debt                                -7,600                 -5,900               -697,600
     Proceeds from notes payable to shareholder                           -                     -                     650,000
     Principal payments on notes payable to shareholder                   -                     -                    -175,000
     Proceeds from capital leases                                         -                     -                      90,700
     Principal payments on capital leases                               -10,300                -39,500               -174,400
     Proceeds from issuance of common stock                             361,200                377,300             16,947,200
     Redemption of common stock                                         -25,000                -10,000               -311,500
                                                                 --------------       ----------------       ----------------
                    Net cash provided by financing activities           318,300                321,900             17,441,500
                                                                 --------------       ----------------       ----------------
Increase (decrease) in cash                                            -174,100                -24,300                543,800

Cash -- Beginning of period                                             717,900                349,700                 -
                                                                 --------------       ----------------       ----------------
Cash -- End of period                                            $      543,800       $        325,400       $        543,800
                                                                 ==============       ================       ================


 The accompanying Accountants' Review Report and footnotes are an integral part of these financial statements.

               National Fruit and Vegetable Technology Corporation
                        (A Development Stage Corporation)
                          Notes to Financial Statements
                          As of March 31, 2000 and 1999

         Note 1.  Business Organization

         National Fruit and Vegetable Technology Corporation (Company) was incorporated in Nevada in December, 1986. The Company was formed to develop a high-speed, high-powered microwave oven capable of processing fruits and vegetables. The Company's products will be sold to customers in both wholesale food processing and the food service industries. Initially, the Company intends to process baked and french fried potatoes. As the business develops, it intends to branch out into other fruits and vegetables using the microwave technology developed in
         processing  potatoes.   The  Company  has  not  begun  food  processing
         operations as of the date of these financial statements and has not generated any revenues from food processing operations.

         National Fruit and Vegetable Technology Corporation is the successor to National Veg-Tec Corporation (Veg-Tec). National Veg-Tec Corporation was incorporated in 1983. On March 2, 1987, National Fruit and Vegetable Technology Corporation acquired National Veg-Tec Corporation by exchanging all of the common shares of National Fruit and Vegetable Technology Corporation's stock (49,346,800 shares) on a one-for-one basis for National Veg-Tec Corporation's stock. As a result of the exchange, the financial statements are presented as if National Fruit and Vegetable Technology Corporation had been in existence since the inception of Veg-Tec, its predecessor. Veg-Tec was incorporated in September, 1983.

         Veg-Tec was formed by exchanging stock for property, equipment and technology owned by an unincorporated joint venture. The joint venture carried on extensive research and development in microwave technology and was operated by the Company's majority shareholders. The assets transferred to Veg-Tec were valued at the original shareholders' historical cost, and consisted of:

               Microwave oven technology and
                  related food processing equipment      $       297,000
               Machinery & equipment                             246,200
               Vehicles                                          256,800
               Other assets                                      116,600
                                                         ---------------
                                                         $       916,600
                                                         ===============

               National Fruit and Vegetable Technology Corporation
                        (A Development Stage Corporation)
                          Notes to Financial Statements

         Note 2.  Acquisition

         In 1986, the Company acquired Veg-Tec Corporation, an Ohio corporation, by exchanging 3,506,400 shares of common stock for all the issued and outstanding stock of Veg-Tec Corporation. The purchase price was $503,200 for a note receivable and technology related to a browning oven. The shareholders of Veg-Tec Corporation are also the principal shareholders of the Company. The assets acquired were valued at the shareholders' historical cost. The transaction was accounted for as a combination of entities under common control.

         Note 3.  Summary of Significant Accounting Policies

         Development Stage Corporation -- The Company has not started regular operations and has no product sales to date. All noncapitalizable expenses have been charged to operations in the period they were incurred.

         Employee Benefits -- The Company has no employee benefit or pension plans.

         Research and Development -- Research and development costs are primarily related to oven testing and integration of related equipment. These costs are charged to operations in the period incurred. Research and development costs have totaled $297,100 since inception of the Company.

         Cash Equivalents -- For purposes of the statement of cash flows, the Company considers all highly liquid instruments purchased with an original maturity of three months or less to be cash equivalents.

         Income Taxes -- Because the Company has not commenced planned food processing operations, no federal or local income tax or county property tax returns have been filed.

         Concentration of Credit Risk -- The Company maintains bank accounts at local banks. In some instances, the balances may exceed the federally insured limit for an individual account.

         Use of Estimates -- The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets, liabilities, revenues and expenses and disclosure of contingent assets and liabilities. Actual results could differ from the estimates and assumptions used.

               National Fruit and Vegetable Technology Corporation
                        (A Development Stage Corporation)
                          Notes to Financial Statements



         Supplemental cash flow disclosures -- The Company made no cash payments for interest during the first quarter of 2000. The Company paid taxes in the amount of $5,500 during the three month period ended March 31, 2000.

         Note 4.  Property and Equipment

         As of March 31, 2000 and 1999, property and equipment can be summarized as follows on a restated basis:

                                                        Construction

                                     In Service          in Progress            Total                  Total
                                     at 3/31/00          at 3/31/00          at 3/31/00             at 3/31/99
                                   ----------------   ------------------  ------------------     ------------------
    Land                           $       222,800    $       -            $        222,800      $         191,300
    Buildings                              125,000            2,896,500           3,021,500              2,559,900
    Microwave oven                        -                   1,040,900           1,040,900                941,400
    Processing equipment                  -                   7,497,500           7,497,500              7,198,700
    Machinery                              882,800            1,187,500           2,070,300              1,796,600
    Vehicles                               157,400              553,700             711,100                715,400
                                   ----------------   ------------------  ------------------     ------------------
                                         1,388,000           13,176,100          14,564,100             13,403,300
                                   ----------------   ------------------  ------------------     ------------------
    Depreciation                          (839,800)            -                   (838,900)              (725,700)
                                   ----------------   ------------------  ------------------     ------------------
                                   $       548,200    $       13,176,100  $       13,725,200     $      12,677,600
                                   ================   ==================  ==================     ==================

               National Fruit and Vegetable Technology Corporation
                        (A Development Stage Corporation)
                          Notes to Financial Statements

         Amounts shown as construction in progress represent the Company's food processing plant and the related food processing equipment. The plant is located in Baltimore, Ohio, and is under construction at March 31, 2000 and 1999. For financial reporting purposes depreciation is computed using the straight-line method over the useful lives of the assets. Useful lives generally range from three to ten years. For income tax purposes depreciation will be provided using MACRS and straight-line methods.

         Note 5.  Long-term Debt

         Long-term debt consists of the following as of March 31, 2000:

                        Unsecured debt                            $       1,000
                        Less: amounts due within one year                (1,000)
                                                                  --------------
                             Net long-term debt                   $           0
                                                                  ==============

         The unsecured debt is due in April, 2000. Payments are due monthly, with no stated interest rate.

         Note 6.  Notes Payable to Shareholder

         The Company had the following notes payable to a shareholder at March 31, 2000:

                  Note payable due May, 1999                     $      50,000
                  Note payable due May, 1999                           100,000
                  Note payable due October, 1999                        50,000
                  Note payable due October, 1999                        50,000
                  Note payable due February, 2000                       50,000
                  Note payable due November, 2000                      100,000
                                                                 --------------
                    Total notes payable to shareholder           $     400,000
                                                                 ==============

               National Fruit and Vegetable Technology Corporation
                        (A Development Stage Corporation)
                          Notes to Financial Statements

         The shareholder notes are all unsecured and bear interest at the rate of 11%. The $50,000 note due May, 1999 is personally guaranteed by the officers of the Company. Interest expense related to these notes totaled $11,000 during the first three months of 2000 Interest is to be paid to the shareholder with common stock of the Company at the rate of $.50 per share. As of March 31, 2000, interest expense has been accrued but the shares have yet to be issued.

         Under the terms of each note, the shareholder may choose to take principal payments in cash or 50% in cash and 50% in the Company's common stock. If the stock payment option were chosen for the entire amount payable, the shareholder would receive $205,500 and 411,000 shares of common stock.

         Note 7.  Accounting for Income Taxes

         The  Company  has  incurred  tax  net   operating   losses  during  its
         development period of approximately $7,800,000. No tax benefit for those losses has been recorded in the accompanying financial statements, as the Company's history of operating losses make it uncertain that the benefit will ultimately be recognized. This method of accounting for income taxes is in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes."

         As the Company has not commenced planned food processing operations, no federal or local income tax returns or county property tax returns have been filed. National Fruit and Vegetable Technology Corporation

         Note 8.  Operating Lease

         The Company leases equipment under a noncancelable operating lease that expires in August, 2000. Rent expense under the agreement was $8,700 for 1999 and 1998. Payments under the lease are guaranteed personally by an officer of the Corporation.

         Future minimum rental payments on the operating lease are as follows:

                           2000                      $          5,100
                                                     ================

               National Fruit and Vegetable Technology Corporation
                        (A Development Stage Corporation)
                          Notes to Financial Statements

         Note 9.  Capital Leases

         The Company leases equipment under lease agreements expiring on various dates through 2002. The leases are capital leases with the Company owning the assets outright at the end of the lease terms.

         At March 31, 2000, future minimum lease payments for all leases, and the minimum payments for those leases were as follows:



                         2000                                                    $      18,700
                         2001                                                           17,400
                         2002                                                            9,400
                         2003                                                            2,600
                        thereafter                                                     -
                                                                                 --------------
                                                                                 --------------
                             Total minimum lease payments                               48,100
                         Less: interest portion                                         (4,000)
                                                                                 --------------
                         Present value of net minimum lease payments                    44,100
                         Less: current portion                                         (19,300)
                                                                                 --------------
                           Net long-term lease liability                         $      24,800
                                                                                 ==============
         At March 31, 2000, assets under capital leases were as follows:

                        Food processing equipment                                $      54,400
                        Machinery and equipment                                         74,000
                                                                                  -------------
                        Less: Accumulated depreciation                                 (50,400)
                                                                                  -------------
                        Net assets under capital lease                           $      78,000
                                                                                  =============

               National Fruit and Vegetable Technology Corporation
                        (A Development Stage Corporation)
                          Notes to Financial Statements

         Note 10.  Related Party Transactions

         The Company rents a storage facility owned by an entity controlled by the officers and principal shareholders of the Corporation. The lease arrangement is renewable on an annual basis. Rent expense for the facility was $200,000 in 1999 and 1998. Management has determined that the rental rates charged do not exceed fair market rates for this geographic area. As of March 31, 2000 and 1999, this related entity has a balance due from the Company of $524,000 and $371,500, respectively.

         From time to time, the Company has borrowed funds from various shareholders. At March 31, 2000 and 1999, a total of $401,000 and $43,000 was due to various shareholders. Interest expense incurred on this indebtedness amounted to $44,000 and $27,200 respectively in 1999 and 1998.

         Note 11.  Going Concern

         The Company has been in the development stage since its inception on September 14, 1983. To date, the Company has not begun food processing operations and has not generated revenues. The accompanying financial statements have been prepared assuming the Company will be able to operate profitably. Realization of a major portion of the assets is dependent on the Company's ability to place the microwave oven system into operation on a profitable basis, the outcome of which cannot be determined at this time. As of March 31, 2000, the Company needed to raise additional funding to complete the construction of its Baltimore plant and provide working capital to initiate operations. To date the Company has been able to raise equity capital for construction. Management's plans include an equity offering to raise additional capital. Management is of the opinion that adequate equity funding can be obtained to begin operations. The financial statements do not include any adjustments that might result from the outcome of these uncertainties.

--------------------------------------------------------------------------------
ITEM 14. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS
--------------------------------------------------------------------------------

         There have been no disagreements with the Company's independent accountants over any item involving the Company's financial statements. The Company's independent accountants are Ickert & Company LLC., Certified Public Accountants, 42 East Gay Street, Suite 1515, Columbus, Ohio 43215.

--------------------------------------------------------------------------------
ITEM 15. Financial Statements and Exhibits
--------------------------------------------------------------------------------

         The Company incorporates by this reference the text of Item 15 of the Company's Form 10-SB filed on March 29, 1999, and the exhibits filed with that Form 10-SB.

--------------------------------------------------------------------------------
                                   SIGNATURES
--------------------------------------------------------------------------------


         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: June 30, 2000.


                                            NATIONAL FRUIT AND VEGETABLE
                                            TECHNOLOGY CORPORATION

                                            By: /s/ Daniel K. Cashmanr
                                            --------------------------
                                                    Daniel K. Cashman
                                                    President

                                       43